Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

DATED: MARCH 30, 2007

1618 Station Street

Vancouver, BC, Canada.

V6A 1B6

TABLE OF CONTENTS

GLOSSARY OF TERMS 1
CORPORATE STRUCTURE 2
Incorporation 2
Intercorporate Relationships 2
GENERAL DEVELOPMENT OF THE BUSINESS 3
DESCRIPTION OF BUSINESS 10
Overview 10
Angiotech History 14
Business Strategy 16
Technology Overview 16
Products 21
Research and Product Development 23
Segmented Information 23
Patents, Proprietary Rights and Licenses 24
Regulatory Environment 24
Process Development, Manufacturing and Distribution 25
Competitive Conditions 26
Economic Dependence 26
Employees 26
Facilities 27
Reimbursement 27
Environmental Protection 28
RISK FACTORS 47
DIVIDEND POLICY 47
SELECTED CONSOLIDATED FINANCIAL INFORMATION 48
CONSOLIDATED STATEMENTS OF INCOME 50
DIRECTORS AND EXECUTIVE OFFICERS 52
CORPORATE GOVERNANCE 53
Audit Committee 55
Governance and Nominating Committee 55
Compensation Committee 55
DESCRIPTION OF CAPITAL STRUCTURE 55
Shares 56
INDEBTEDNESS 58
RATINGS 58
MARKET FOR SECURITIES 58
Trading Price and Volume 58
LEGAL PROCEEDINGS 59
MATERIAL CONTRACTS 60
TRANSFER AGENT & REGISTRAR 61
EXPERTS 62
FORWARD-LOOKING STATEMENTS 62
ADDITIONAL INFORMATION 63
Schedule A i
Schedule B viii
Schedule C xii

* * * * *

Unless otherwise indicated, the information presented in this Annual Information Form is presented as of December 31, 2006 and all currency amounts are stated in United States (“U.S.”) dollars.  As of March 28, 2007, the closing rate of exchange of the Bank of Canada was $1.00 U.S. dollar for each $1.1591 Canadian. This Annual Information Form contains forward-looking statements which involve risks and uncertainties. See the section titled “Forward-Looking Statements.”

ANNUAL INFORMATION FORM

ANGIOTECH PHARMACEUTICALS, INC.

GLOSSARY OF TERMS

angioplasty	The process of dilating a blood vessel, by various means, including insertion of a balloon-tipped catheter within the restricted region, then inflating the balloon (balloon angioplasty).
cardiovascular

A body system that includes the blood vessels that circulate blood to and from all parts of the body, the heart which keeps the blood in motion, and the lymphatic vessels, an ancillary set of vessels, that circulate lymph.

catheter	A tube for insertion into a body cavity for introducing or removing a substance. A balloon-tipped catheter is a tube with a balloon at its tip that can be inflated or deflated.
device	An item other than a drug that has application in medical therapy. Usually restricted to items used directly on or in the patient, not including diagnostic equipment or surgical instruments.
ePTFE	Expanded polytetrafluoroethylene is an inert material that does not break down in the body or interact with tissues.
hydrophilic/hydrophobic polymer matrix	A polymer combination that is capable of dissolving water-like and/or oil-like compounds within it.
in vitro	An event that occurs outside a living organism, such as cell culture studies conducted in petri dishes.
in vivo	An event that occurs within a living organism, such as testing the efficacy of a new drug in an animal.
inflammation	The natural response of the body to irritation or injury, characterized by a cascade of immune events.
perivascular	Relating to the outside of a blood vessel.
pivotal study	A well-controlled study which meets the criteria of a health authority for approval/disapproval decisions. Applies to drugs, medical devices and combination products.
polymer	A module which is composed of individual monomers or repeating units which are linked in a chain.
restenosis

The re-narrowing of a blood vessel following angioplasty. The American Heart Association defines binary restenosis as 50% diameter closure or greater, of the treated (i.e., dilated) segment of the artery.

stent	A supportive cylindrical medical device, usually made of metal, inserted into a body duct or tube to open or prevent collapse of ducts or tubes.

CORPORATE STRUCTURE

Incorporation

Angiotech Pharmaceuticals, Inc. was incorporated in British Columbia in 1989 pursuant to the Company Act (British Columbia), the predecessor to the Business Corporations Act (British Columbia). Over the subsequent 17 years, we have amended our incorporating documents on several occasions to alter our share capital (for various financing and stock splits) and our corporate name.  In early 2004, the Business Corporations Act (British Columbia) was proclaimed and our shareholders adopted at the 2004 annual general meeting a new notice of articles and set of articles to reflect that significant legislative change.  The amendments made to previous incorporating documents were described in summary form in that annual general meeting information circular, none of which were material to our affairs.

Our head office and principal place of business is located at 1618 Station Street, Vancouver, BC, Canada, V6A 1B6. Our registered office is located at 2620 – 1055 West Georgia Street, Vancouver, BC V6E 3R5.

Intercorporate Relationships

The table below sets out the Company’s principal subsidiaries as at December 31, 2006, including the jurisdiction of incorporation and the percentage of voting securities currently held directly or indirectly by the Company.

Subsidiary	Incorporated under the laws of	Percentage of voting securities held directly or indirectly
Angiotech Pharmaceuticals (US), Inc.	Washington	100%
Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)	New York	100%
Angiotech Investment Partnership	British Columbia	100%
0741693 B.C. Ltd.	British Columbia	100%
0761717 B.C. Ltd.	British Columbia	100%
3091796 Nova Scotia Company	Nova Scotia	100%
3091797 Nova Scotia Company	Nova Scotia	100%
3091798 Nova Scotia Company	Nova Scotia	100%
3091799 Nova Scotia Company	Nova Scotia	100%
3129537 Nova Scotia Company	Nova Scotia	100%
3129538 Nova Scotia Company	Nova Scotia	100%
3129539 Nova Scotia Company	Nova Scotia	100%
3129540 Nova Scotia Company	Nova Scotia	100%
3129541 Nova Scotia Company	Nova Scotia	100%
3132933 Nova Scotia Company	Nova Scotia	100%
3132934 Nova Scotia Company	Nova Scotia	100%
3132935 Nova Scotia Company	Nova Scotia	100%
3132936 Nova Scotia Company	Nova Scotia	100%
Soldiers Field Liquidity Management LLC	Hungary	100%
Angiotech International AG	Switzerland	100%
Angiodevice International GmbH	Switzerland	100%
Angiotech International Holdings, Corp.	Nova Scotia	100%
Tercentenary Holdings, Corp.	Nova Scotia	100%
Afmedica, Inc.	Delaware	100%
American Medical Instruments Holdings, Inc.	Delaware	100%
American Medical Instruments, Inc.	Delaware	100%
Angiotech Capital, LLC	Nevada	100%
B.G. Sulzle, Inc.	Delaware	100%
Crimson Cardinal Capital, LLC	Nevada	100%

Manan Medical Products, Inc.	Delaware	100%
Medical Device Technologies, Inc.	Delaware	100%
NeuColl, Inc.	Delaware	100%
Point Technologies, Inc.	Colorado	100%
Surgical Specialties Corporation	Delaware	100%
Quill Medical, Inc.	Delaware	100%
Pearsalls Limited	England & Wales	100%
Pearsalls Development , Limited	England & Wales	100%
PBN Medicals Denmark A/S	Denmark	100%
Bifos AB	Sweden	100%
Point Technologies, S.A.	Costa Rica	100%
Surgical Specialties Puerto Rico, Inc.	Puerto Rico	100%
Surgical Specialties UK Holdings Limited	England & Wales	100%

In this Annual Information Form, references to “the Company”, “Angiotech”, “us”, or “we” are to Angiotech Pharmaceuticals, Inc. and all of its subsidiaries as a whole, except where it is clear that these terms only refer to Angiotech Pharmaceuticals, Inc.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases, or for complications associated with medical device implants, surgical interventions and acute injury. Our proprietary technologies include various drug, drug delivery, surface modification and other medical biomaterials technologies. Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, infection and tumor tissue overgrowth. Our strategy is to apply these various technologies to create and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that reduce procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

On March 23, 2006, we acquired 100% of the equity of privately-held American Medical Instruments Holdings, Inc. (“AMI”), a leading independent manufacturer of over 5,000 specialty, single-use medical devices primarily for the interventional radiology, tumor biopsy, vascular surgery, general surgery, aesthetic surgery and ophthalmology markets. We refer to our acquisition of AMI as the “AMI acquisition”. The AMI acquisition has significantly diversified our revenue base and provided us with commercial resources, including sales, marketing, and manufacturing. AMI has also provided us with a broad portfolio of medical device products to which we may apply our various proprietary technologies. Since the AMI acquisition, we generated a significant portion of our revenue from direct AMI product sales as a complement to our royalty revenue derived from sales of TAXUS coronary stents and other products by our corporate partners. The AMI acquisition constituted a “significant acquisition” under National Instrument 51-102. In connection with the AMI acquisition we filed a business acquisition report on Form 51-102 F4.

We develop our products using a proprietary and systematic discovery approach. We use our drug screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur concurrent with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we formulate the drug, or combination of drugs, with our portfolio of drug, drug delivery and surface modification technologies and biomaterials to develop a novel drug-eluting medical device or surgical implant. We have patent protected, or have filed patent applications for, our technology and many of our products and potential product candidates, and our portfolio of intellectual property developed, licensed or acquired to date, includes over 240 issued U.S. patents and 240 pending U.S. patent applications.

We operate in two segments: Pharmaceutical Technologies and Medical Products.

Pharmaceutical Technologies:

The Pharmaceutical Technologies segment develops, licenses and sells technologies that improve the performance of medical devices and the outcomes of surgical procedures. These technologies include various drug, drug delivery and surface modification materials and other medical biomaterials designed to be applied across a wide range of medical devices and technologies, surgical procedures and medical disciplines. This segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by Boston Scientific Corporation (“BSC”) of TAXUS® coronary stent systems incorporating the drug paclitaxel. We also expect to apply certain of the technologies developed by this business segment to develop novel next generation products for the Medical Products segment to market and sell directly to end users or medical product distributors.

Medical Products:

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, oncology and tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

The Medical Products segment has several specialized direct sales and distribution organizations in the U.S. and the European Union (“E.U.”), as well as significant manufacturing capabilities. This business segment derives the majority of its revenue from direct product sales to end users or various medical products distributors. Many of these products are made using our proprietary manufacturing processes, or are protected by intellectual property.

As discussed above, it is expected that the Medical Products segment may eventually market and sell certain products developed by the Pharmaceutical Technologies segment through its direct sales and distribution channels, and may apply certain of that segment’s technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors. There are currently numerous product development efforts underway that explore the application of certain of Pharmaceutical Technologies’ proprietary drug, drug delivery and surface modification materials and other medical biomaterials to products marketed by our Medical Products segment.

Acquisitions and Collaboration, License and Sales and Distribution Agreements

Acquisitions

Consistent with our strategy, we support our product development and commercialization activities with selective acquisitions of proprietary technologies and companies that complement our business. The following is a list of material acquisitions in years 2003 through 2006:

Quill Medical, Inc. (“Quill”)

On June 26, 2006, we completed the acquisition of 100% of the equity of Quill for approximately $40 million in cash plus potential future contingent payments of up to $160 million upon the achievement of certain revenue growth and development milestones.  These payments are primarily contingent on achievement of significant incremental revenue growth over a five year period, subject to certain conditions.   Through this acquisition, we now own the rights, in all possible fields of use, to develop and market applications of the Quill proprietary self-anchoring suture technology, including in a variety of general and specialty surgical and aesthetic surgery applications.

Unlike conventional sutures which are smooth, the Quill products have tiny teeth-like barbs or cogs along the surface. This “self-anchoring” suture technology may be used to close certain wounds or surgical incisions without the need for suture knots. Eliminating knot-tying can save surgical time, may reduce the risk of infection, and may reduce wound leakage. Our Contour Threads™ product line, a version of the Quill technology used for aesthetic surgery, enables plastic surgeons and dermatologists to offer a minimally invasive ‘face rejuvenation’ through an office-based procedure performed under local anaesthesia. We are currently working to develop a portfolio of next-generation products using the Quill technology.  In January 2007, we launched the first of these new products, the Quill® Self-Retaining System (“SRS”) for various wound closure and tissue approximation applications in general and aesthetic surgery. The launch of the Quill® SRS as described below has triggered a development milestone payment of $10.0 million payable, in cash or in Angiotech stock (or a combination thereof) at our discretion, in the third quarter of 2007, and creditable against other future contingent payments.

The Quill acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenues and expenses of Quill were included in our consolidated financial statements from June 26, 2006, the date of acquisition. Total consideration of $40.3 million, including direct acquisition costs, was allocated to the assets acquired and liabilities assumed based on preliminary fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $39.9 million and goodwill of $13.1 million at the end of June 2006.  Subsequent to the acquisition, more detailed valuation procedures were performed on the assets acquired and additional information was obtained resulting in updated purchase price allocations to identifiable intangible assets of $50.0 million and goodwill of $7.0 million as of December 31, 2006.  Goodwill is the excess of the purchase price over the net assets and liabilities which includes the tax basis of the assumed assets and liabilities.  The allocation of the purchase price of the net assets acquired remains preliminary and may vary if additional information becomes available with respect to estimates made in the purchase price allocation.

American Medical Instruments Holdings, Inc. (“AMI”)

On March 23, 2006, we completed the acquisition of 100% of the equity of AMI for approximately $787.9 million in cash.  Concurrently, we completed an offering of $250 million in aggregate principal amount of 7.75% senior subordinated notes due in 2014 in a private placement transaction, and entered into a $425 million senior secured credit facility consisting of a $350 million term facility maturing in 2013 and a $75 million revolving credit facility. The net proceeds from the sale of the $250 million 7.75% senior subordinated notes and the $350 million term loan, as well as cash on hand, were used to finance the AMI acquisition. We did not draw on the $75 million revolving credit facility.

On December 11, 2006, the Company issued senior floating rate notes due in 2013 in the aggregate principal amount of $325 million, and repaid the outstanding principal amount of the term facility of $319.9 million with the net proceeds from the senior floating rate notes offering plus cash on hand and terminated the revolving credit facility.

The AMI acquisition was accounted for using the purchase method of accounting. The assets, liabilities, revenues and expenses of AMI were included in our consolidated financial statements from March 23, 2006, the date of acquisition.  Total consideration of $796.5 million, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition resulting in preliminary identifiable intangible assets of $212.2 million and goodwill of $582.0 million at the end of March 2006.  Subsequent to the AMI acquisition we performed more detailed valuation procedures on the assets acquired and obtained additional information on allocations made at March 23, 2006 resulting in updated purchase price allocations to identifiable intangible assets of $191.6 million and goodwill of $587.3 million as of December 31, 2006. The decrease in value allocated to identifiable intangibles was primarily due to an increase in value allocated to other current receivables.

During the third quarter we determined that certain operating subsidiaries acquired through the AMI acquisition were not aligned with our current business strategy and we began actively looking to dispose of these operations. These operations have been categorized as discontinued and include the following AMI subsidiaries: American Medical Instruments, Inc. located in Dartmouth, Massachusetts; Point Technologies, Inc. located in Boulder, Colorado; and Point Technologies, S.A. located in Costa Rica. The assets and liabilities of these operations have been shown separately on the balance sheet as current and long-term assets and current and long-term liabilities from discontinued operations and the net loss for these operations have been shown separately on the statements of income.  In late 2006, we recorded an impairment charge of $7.7 million for these assets, and now expect to fully recover the current estimated net book value of the discontinued operations.

In the fourth quarter of 2006, we began the process of replacing the divisional structure of AMI with a centralized operational structure that is integrated into the other functions of Angiotech. The restructuring is expected to result in a more efficient operating structure.  As part of these centralization activities, certain employees were terminated which resulted in approximately $1.9 million in severance and related costs.  The restructuring will continue into the first quarter of 2007 when we expect to record a further $1.2 million in severance charges related to this initiative.

ePTFE Vascular Graft Business (Edwards)

In November 2005, we completed the acquisition of the ePTFE Vascular Graft Business, located in Laguna Hills, California, from Edwards Lifesciences Corporation (“Edwards”) for cash consideration of $14 million. The primary purpose of the acquisition was to obtain the ePTFE vascular graft product line to enhance the financial potential of the Vascular Wrap product development program. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of $12.7 million. The transaction also included a distribution agreement with Edwards.

Afmedica, Inc.

In October 2005, we completed the acquisition of 100% of the fully-diluted equity of Afmedica for cash consideration of $21.5 million. Afmedica was a private company developing perivascular technology using the drug rapamycin to treat peripheral vascular disease and coronary artery disease. The primary purpose of the acquisition was to obtain the intellectual property related to the use of the drug rapamycin in certain perivascular applications. Afmedica’s equity holders will also be entitled to total contingent consideration of $10.0 million should we reach certain development and regulatory milestones with respect to any Afmedica product. As Afmedica was a development stage company consisting of primarily one asset, the transaction was accounted for as an asset acquisition and not as a business combination. The purchase price of $23.4 million, including transactions costs but excluding contingent consideration, was allocated to acquired IPR&D and was written-off at the time of acquisition because the perivascular technology, the only asset acquired, had not reached technological feasibility and had no alternative future use. The revenue and expenses of Afmedica have been included in our consolidated financial statements from October 7, 2005, the completion date of the acquisition.

NeuColl, Inc.

In August 2004, we completed the acquisition of the remaining shares, representing approximately 58%, of NeuColl for cash consideration of $13.5 million. NeuColl is engaged in the development and commercialization of collagen-based products for orthopaedic and spinal applications. NeuColl was acquired primarily for the intellectual property related to its collagen-based products. The acquisition was accounted for as a step acquisition using the purchase method of accounting. We previously owned an equity interest in NeuColl through the acquisition of Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.) which was completed in January 2003.

In the fourth quarter of 2005, we decided to close down the NeuColl office and terminate certain distribution agreements with Zimmer, Inc. and other international distributors. As a result of this decision, we reviewed the carrying value of the NeuColl distribution related assets and recorded a total charge of $6.9 million, net of an income tax recovery of $2.2 million, for the year ended December 31, 2005. We expect that we will continue to use the acquired intellectual property in our ongoing research programs. The results from NeuColl operations from prior periods, including the impairment charge, have been reported as discontinued operations on the income statements for the years ended December 31, 2005 and 2004.

Angiotech BioCoatings Corp. (formerly STS Biopolymers, Inc.)

In December 2003, we completed the acquisition of all of the common shares of STS Biopolymers, Inc. for total consideration of approximately $24.4 million. Subsequent to the acquisition, we changed the name of the company to Angiotech BioCoatings Corp. (“BioCoatings”). As part of the BioCoatings acquisition, we acquired the wholly-owned Dutch subsidiary MCTec Holding BV (formerly STS Biopolymers Holding BV), including its operating subsidiary MCTec BV.

On December 30, 2005, we completed the sale of all of the outstanding shares of MCTec Holding BV for cash consideration of $3.0 million, which resulted in a loss on disposal of $1.3 million. The results of operations from the Dutch subsidiaries for the prior periods, including the loss on disposal, have been reported as discontinued operations on the income statements for the periods ended December 31, 2005, 2004 and 2003.

Angiotech BioMaterials Corp. (formerly Cohesion Technologies, Inc.)

In January 2003, we completed the acquisition of 100% of the common shares of Cohesion Technologies, Inc. in an all stock transaction, for total consideration of approximately $47.9 million. Subsequent to the acquisition we changed the name of the company to Angiotech BioMaterials Corp. (“BioMaterials”).

In October 2004, we began a process of consolidating our research and development facilities by centralizing certain research and development activities. The consolidation was completed in June 2005. We continued to manufacture the VITAGEL surgical hemostat product until December 2005, at which time we completed the process of transferring product manufacturing to Orthovita, Inc. (“Orthovita”). Total restructuring and termination costs of approximately $5.2 million relating to the facility consolidation were recorded as of December 31, 2005, including $2.6 million in 2005, of which $0.4 million was included in cost of goods sold, $1.1 million was included in research and development expenses and $1.1 million was included in selling, general and administration expenses.

We have entered into distribution agreements with third parties for all of the commercial biomaterial products obtained in the BioMaterials acquisition, and we expect that we will continue to internally develop the intellectual property obtained in the acquisition. The consolidation and restructuring did not result in any impairment to the identifiable intangibles or goodwill that resulted from the original acquisition as the assets continue to be used in other areas of our company.

Collaboration, License and Sales and Distribution Agreements

In connection with our research and development efforts, we have entered into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. Terms of the various license agreements may require us, or our collaborators, to make milestone payments upon achievement of certain product development and commercialization objectives and pay royalties on future sales of commercial products, if any, resulting from the collaborations. Under appropriate circumstances, we may, from time to time, seek to amend, modify or terminate certain of these relationships.

The significant collaboration, license and sales and distribution agreements that we believe are the most critical in fully understanding and evaluating our business and reported financial results are described below:

Boston Scientific Corporation

In 1997, we entered into a License Agreement with BSC (the “1997 License Agreement”), whereupon BSC became a co-exclusive licensee (together with Cook) of our proprietary paclitaxel technology for use in certain coronary and peripheral vascular fields of use.  This agreement provided for payment of certain product development milestones, as well as royalties to be derived from the sales of any products commercialized by BSC relating to the licensed technology. The technology licensed by BSC through this agreement is incorporated in BSC’s proprietary TAXUS coronary vascular stent product line.

In November 2004, we amended the 1997 License Agreement upon BSC’s election to become the exclusive worldwide licensee of our proprietary paclitaxel technology for use with coronary vascular stents. Pursuant to the terms of the amendment to the 1997 License Agreement, the royalty rates payable to us by BSC were increased by one percentage point (1%) across all royalty tiers as of November 23, 2004, for royalties payable to us in jurisdictions in which we have patent coverage. We also granted BSC the right to sublicense our paclitaxel-eluting coronary vascular stent technology to third parties for cash consideration of $13.9 million, which was recognized as license revenue in 2004. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC and a royalty rate payable on any third party product sales.

Cook Group Incorporated

In 1997, we entered into the 1997 License Agreement with Cook Group Incorporated (“Cook”), whereupon Cook became a co-exclusive licensee of our proprietary paclitaxel technology for use in certain coronary and peripheral vascular fields of use.  This agreement provided for payment of certain product development milestones, as well as royalties to be derived from the sales of any products commercialized by Cook relating to the licensed technology. The technology licensed by Cook through this agreement is incorporated in Cook’s proprietary ZILVER PTX peripheral vascular stent product candidate, which is currently undergoing human clinical trials in the U.S. and the EU.

In September 2004, we amended the 1997 License Agreement to accommodate Cook’s election to exit and return all licensed rights related to the coronary vascular field and to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The 1997 License Agreement was amended to increase the royalty rate upon the commercial sale of paclitaxel-eluting peripheral vascular stent products; and to provide a multi-year extension to the 1997 License Agreement for Cook related to the peripheral vascular and gastrointestinal fields of use. In consideration for these amendments, we made a $25.0 million license payment to Cook upon execution of the amendment, which is being amortized over the estimated life of the future benefit of ten years.

Baxter Healthcare Corporation

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporations (“Baxter”). These agreements gave Baxter the right to manufacture and distribute our surgical sealant product, CoSeal, currently approved for sale in the U.S. and the E.U. and an option to license our non drug-loaded surgical adhesion prevention product, Adhibit, in the U.S., which is not currently approved for sale in the U.S.,We received an upfront fee of $8.0 million in April 2003, of which $6.0 million is non-refundable and up to $2.0 million was potentially refundable if we terminated the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elected to continue distributing the product. In each of 2005 and 2006, we recognized $1.0 million of the potentially refundable amount as license fee revenue, as we did not terminate the agreement during the year. Our exposure to the remaining potential refund expired at the end of 2006. We received an additional $4.0 million in milestone payments in prior years upon the approved transfer of manufacturing of the CoSeal surgical sealant product to Baxter, and we may receive up to an additional $11.0 million if Baxter exercises options to obtain Adhibit rights in the U.S. and CoSeal rights in Japan and makes a milestone payment linked to achievement of regulatory approval for a certain indication in the U.S.. The agreements, or portions thereof, may be terminated by Baxter at any time or by us if specified minimum sales are not achieved by Baxter. Unless otherwise terminated, the agreements expire upon the later of the expiration of the last issued patent or ten years.

CombinatoRx, Incorporated

In October 2005, we entered into a research and license agreement with CombinatoRx, Incorporated (“CombinatoRx”). The collaboration will involve a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with our expertise in local drug selection and delivery across a number of disease areas. As consideration for the license, we paid an upfront license payment to CombinatoRx of $27.0 million. We have the option, which expires in October, 2007, to extend the research collaboration from 30 months to 60 months for additional consideration of $7.0 million. CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by us. In connection with this transaction, we also made a $15.0 million investment in CombinatoRx Series E Convertible Preferred shares. In November 2005, upon consummation of an initial public offering (“IPO”) by CombinatoRx, the Series E Convertible Preferred shares automatically converted to common shares at a 10% premium to the IPO price. For accounting purposes, the upfront license payment of $27.0 million and the premium paid on the common shares of $3.4 million were allocated to acquired in-process research and development and were written-off upon entering into the research and license agreement because the technology was at an early stage of development and had no alternative future use. The investment in common shares is being accounted for as a long-term available-for-sale security.

Genzyme Corporation

In May 2006, we entered into a Collaboration Agreement with Genzyme Corporation (“Genzyme”) to create novel, localized treatments for cancer patients that target the prevention of tumor re-growth after surgery through the direct application of a combined biomaterial / anti-cancer therapeutic at the site of tumor excision. These potential products may also be useful in treating inoperable tumors, reducing local tumor side-effects, and improving surgical outcomes while complementing existing systemic therapies. Under the agreement, the companies will conduct research jointly, with both companies contributing key personnel, technology and intellectual property. Genzyme will have primary responsibility for clinical development, manufacturing and worldwide commercialization of any collaboration products. We may participate in the development of products at our election, and we may have an ability to co-market any products eventually approved for sale. Collaboration costs and any eventual profits will be shared equally.

Athersys, Inc.

In May 2006, we entered into a Strategic Alliance Agreement with Athersys, Inc. (“Athersys”) to co-develop and commercialize Athersys’ non-embryonic stem cell platform technology, MultiStemTM, for use in the indications of myocardial infarction and peripheral vascular disease. Athersys is a privately held biopharmaceutical company engaged in the development of therapeutic products for the treatment of life threatening diseases, with development activities currently focused on drug discovery and preclinical research.  We will share in the research and development costs and will be responsible for all commercialization related costs.  We will be entitled to 55% of any future profits from any products approved for sale that result from the collaboration (subject to certain potential adjustments to the portion of profits payable to us).

Concurrent with the Strategic Alliance Agreement, we made a payment of $5.0 million to Athersys in exchange for a convertible promissory note, maturing in 6 years, with a coupon of 5% which will be convertible into Athersys stock upon Athersys obtaining additional future financing which meets certain conditions.  As a result of Athersys fulfilling a milestone obligation, we made an additional payment of $5.0 million in January 2007, accrued as at December 31, 2006, which was also in exchange for a convertible promissory note under substantially the same terms and conditions as the original note.  This payment has been recorded as a long-term investment.

Orthovita, Inc.

In March 2006, we entered into a revised License Agreement with Orthovita, extending and expanding the terms of our June 2004 exclusive North American Sales and Distribution Agreement with Orthovita with respect to our VITAGEL™ surgical haemostat product.   Upon completion of the sale of VITAGEL products in inventory, which Orthovita purchased from us in the fourth quarter of 2005, the original Sales and Distribution Agreement was terminated.

The key terms of the revised License Agreement include the completion of the contractual transfer of manufacturing responsibilities from us to Orthovita (which occurred in June 2006), the extension of the contract term from 2009 to 2014, the expansion of distribution rights to Orthovita for the rest of the world, the retention by Orthovita of worldwide exclusive rights in the field of orthopaedic indications through 2014 and co-exclusive rights outside the field of orthopedics beginning in 2007.  Under the terms of our revised License Agreement, from 2007 we may distribute our own brand of the VITAGEL surgical haemostat formulation on a co-exclusive basis outside the field of orthopedics. Under the revised agreement, we have continued to retain exclusive rights to develop and sell any drug-loaded version of the VITAGEL product.

In December 2006, we entered into a definitive agreement with Orthovita where Orthovita purchased the profit-sharing royalty rights for the VITAGEL surgical hemostat and CELLPAKER® Collection Device products under our License Agreement for $9.0 million in cash.  In connection with this agreement, we also entered into an amended and restated license agreement with Orthovita that, among other things, eliminates Orthovita’s obligation to pay royalties to us and extends the term of the License Agreement from 2014 through July 2017, which covers the life of the licensed VITAGEL and CELLPAKER patent portfolio.  This amendment significantly changed the pattern over which economic benefits from the intellectual property were realized and in the fourth quarter of 2006, $9.0 million was recorded as royalty revenue and $2.6 million remaining unamortized cost of the relevant intellectual property was fully amortized.

In connection with the License Agreement, in July 2004, we purchased approximately 5.7 million common shares of Orthovita for $25 million through a registered direct offering. On March 27, 2007, we sold all of these shares of Orthovita at $2.75 per share for gross proceeds of $15.6 million.

National Institutes of Health

In November 1997, we entered into an exclusive License Agreement with the NIH for the use of drug delivery systems to treat fibroproliferative vascular diseases, including restenosis, using local and systemic administration of paclitaxel and other microtubule stabilizing agents. This technology contributes to the overall technology package BSC uses to produce the TAXUS paclitaxel-eluting coronary stent. In consideration for the license, we pay a royalty to the NIH. The term of the License Agreement extends to the expiration of the last to expire of the patents licensed to us.

University of British Columbia

Effective August 1997, we entered into a License Agreement with UBC for the use of their polymeric drug delivery methodologies incorporating paclitaxel and analogues and derivatives thereof. This technology contributes to the overall technology package BSC uses to produce the TAXUS paclitaxel-eluting coronary stent. In consideration for the license, we pay a royalty to UBC. The term of the license agreement is the longer of the expiration of the patent licensed under the agreement and 15 years.

During 2006 we modified and terminated the following significant agreement:

NuVasive, Inc.

In September 2006, we received $20.0 million from NuVasive, Inc, consisting of $12.0 million in cash and $8.0 million in NuVasive common stock. As a result of this transaction, we were obligated to pay approximately $3.4 million of the consideration received from NuVasive to certain third parties for license fees and transaction costs.  We have paid $2.9 million of the $3.4 million, with the remaining amount coming due upon the disposition of our shares in NuVasive.  The payment we received from NuVasive was in consideration for entering a Milestone and Royalty Buyout Agreement for the NeoDisc TM cervical disk replacement device and related technology which, in August 2005, NuVasive, Inc. acquired from Pearsalls Limited (a subsidiary acquired by us through the AMI acquisition). The payment satisfies a $10.5 million milestone payment related to FDA approval of the Investigational Device Exemption application for NeoDisc as well as future milestones, manufacturing services and all future royalties in respect to this product and other potential products based on the technology.  The contingent milestones related to the original agreement were included in the AMI purchase price allocation as other current receivables and the estimated fair value of the manufacturing and royalty agreements were included in intangible assets at a value of $3.4 million.

DESCRIPTION OF BUSINESS

Overview

We are a specialty pharmaceutical and medical device company that discovers, develops and markets innovative technologies and medical products primarily for local diseases or for complications associated with medical device implants, surgical interventions and acute injury. Our proprietary technologies include various drug, drug delivery, surface modification and other medical biomaterials technologies. Our research and development efforts focus on understanding and characterizing biological conditions that often occur concurrent with medical device implantation, surgery or acute trauma, including scar formation and inflammation, cell proliferation, infection and tumor tissue overgrowth. Our strategy is to apply these various technologies to create and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that reduce procedure side effects, improve surgical outcomes, shorten hospital stays, or are easier or safer for a physician to use.

The TAXUS® paclitaxel-eluting coronary stent incorporates our technology and is sold by our partner BSC. As of December 31, 2006, over three million TAXUS coronary stents have been implanted in patients with coronary artery disease. A stent is a small tube that is inserted permanently into a diseased section of a coronary artery or other blood vessel in the body. Coronary stents such as TAXUS elute drugs after implantation and, as a result, have contributed to a significant reduction in the chance that arteries will become blocked again, based on data from several large human clinical studies. Due to the efficacy of drug-eluting stents, the market for stents has grown significantly. Prior to the launch in March 2004 of the TAXUS coronary stent, BSC’s sales of bare metal coronary stents not incorporating our technology were $328 million for the 12 months ended December 31, 2003. For the year ended December 31, 2005, sales of the TAXUS paclitaxel-eluting coronary stent by BSC represented approximately 41% of its revenue and were approximately $2.6 billion, from which we received $183.6 million in royalty. TAXUS paclitaxel-eluting coronary stent sales by BSC were approximately $2.5 billion for the twelve months ended September 30, 2006. We received royalty revenue from BSC for the sales of TAXUS paclitaxel-eluting coronary stents of approximately $159.5 million for the year ended December 31, 2006, representing approximately 51% of our total revenue from continuing operations.

On March 23, 2006, we acquired 100% of the equity of privately-held AMI, a leading independent manufacturer of over 5,000 specialty, single-use medical devices primarily for the interventional radiology, vascular surgery and general surgery markets. The AMI acquisition has significantly diversified our revenue base and provided us with commercial resources, including sales, marketing and manufacturing. AMI has also provided us with a broad portfolio of medical device products to which we may apply our various proprietary technologies. Since the AMI acquisition, we generated a significant portion of our revenue from direct AMI product sales as a complement to our royalty revenue derived from sales of TAXUS coronary stents and other products by our corporate partners.

We develop our products using a proprietary and systematic discovery approach. We use our drug-screening capabilities to identify new uses for known pharmaceutical compounds. We look for compounds that address the underlying biological causes of conditions that can occur concurrent with medical device implantation, surgery or acute trauma. Once appropriate drugs have been identified, we formulate the drug, or combination of drugs, with our portfolio of drug, drug delivery and surface modification and biomaterials technologies to develop a novel drug-eluting medical device or surgical implant. We have patent protected, or filed patent applications for, our technology and many of our products and product candidates, and our portfolio of intellectual property developed, licensed or acquired to date, includes over 240 issued U.S. patents and 240 pending U.S. patent applications.

Our discovery approach has yielded a number of product candidates that are in various stages of research and clinical development. This product pipeline includes the Vascular Wrap product to treat complications associated with vascular graft implants in hemodialysis patients, and our 5-FU eluting anti-microbial CVC to prevent line infections in critical care patients, both of which are currently undergoing human clinical trials in the U.S. A paclitaxel-eluting peripheral stent, designed for placement in diseased arteries in the lower limb to restore blood flow and improve a patient’s ability to walk, is currently in worldwide clinical trials being conducted by another partner, the multinational medical device manufacturer, Cook.

Our revenue prior to the date of the AMI acquisition had been primarily derived from royalties paid to us by partners who market and sell products that incorporate our technology. The AMI acquisition provides us with significant direct product sales, as well as product commercialization and manufacturing capabilities. AMI manufactures and markets a wide range of single use, specialty medical devices with products focused primarily on interventional radiology, tumor biopsy, vascular surgery, general surgery, aesthetic surgery and ophthalmology markets. Our operations have surgeon-focused direct sales and distribution resources in the U.S. and the E.U. as well as significant specialized medical device manufacturing capabilities.

As a complement to our existing strategy of establishing product development and marketing partnerships, we are utilizing AMI’s direct sales and distribution resources to market and sell certain of our existing approved products, as well as potentially certain of our product candidates currently undergoing human clinical trials. We intend to apply many of our various drug, drug delivery and surface modification technologies to many of AMI’s medical devices in order to potentially improve the performance, ease of use, safety, or the outcomes of the medical procedures in which they are used. We believe that applying our technologies to products and product candidates that are owned by us, in addition to providing technology to partners, may enhance returns on our research and development initiatives by enabling us to capture the substantial majority of the potential revenue from improvements in market share or market opportunity for these products and product candidates.

Angiotech History

We were founded in 1992. Our initial research focused on exploring new ways to use known pharmaceutical compounds to inhibit abnormal and/or rapid proliferation of cells in a variety of disease indications, either by inhibiting the formation of new blood vessels or exploiting other molecular mechanisms to inhibit cell replication. One of the initial applications of our research was in the use of known pharmaceutical classes for the treatment of complications that can occur after the minimally invasive treatment of coronary artery disease. Certain minimally invasive surgical treatments for coronary artery disease have experienced rapid growth over the past several decades as alternatives to open, invasive coronary artery bypass surgery. These surgical treatments include balloon angioplasty, where a balloon catheter is directed into a coronary artery through a small incision in the groin and inflated to clear a blockage, and coronary stenting, where small tubes are implanted in coronary arteries in conjunction with balloon angioplasty. In 2005, it is estimated that over one million angioplasty procedures were performed, implanting approximately 1.5 million coronary stents, including drug-eluting stents, in the U.S.

These treatments are growing in popularity despite the fact that many patients experience a re-blockage of the treated artery, commonly referred to as restenosis, within six months of an initial angioplasty or stent implantation procedure. It is believed that the angioplasty or stent procedure causes an injury to the blood vessel wall, and thereby stimulates a biological healing response, including scar formation and tissue overgrowth. In selected patients this biological process may be overly aggressive and lead to restenosis, and the potential need for a repeat angioplasty, stent placement or other surgical procedure. Of all balloon angioplasty and stent procedures, it is estimated that between 20% and 40% of patients, as indicated by various studies, experience restenosis in the treated vessel, resulting in the need for additional treatment and significant additional risks for patients, as well as significant additional procedure and hospital costs.

Our pioneering research led to the key discovery that paclitaxel blocks an important cellular pathway involved in the scar formation and tissue growth that can lead to restenosis. This early research indicated that paclitaxel or its analogues and derivatives could potentially be used in combination with balloon angioplasty and stents to reduce the complication rates of those procedures. As a result of our research, we established a co-exclusive, worldwide license agreement with BSC and Cook in July 1997, both international medical device manufacturers and distributors. That license agreement granted both BSC and Cook rights to develop and market paclitaxel-eluting coronary, peripheral and gastrointestinal stents using our technology. The 1997 License Agreement was amended in 2004, giving BSC exclusive rights for coronary applications of our technology. Subsequent multiple human clinical trials, conducted primarily by BSC, indicated that the use of paclitaxel-eluting stents significantly reduced observed rates of restenosis. In the TAXUS IV clinical trial, which enrolled a total of 1,326 patients, restenosis rates averaged 7.9% in the group treated with the TAXUS stent, as compared to 26.6% in the control group in the study where non drug-eluting, or bare metal, stents were used.

In March 2004, BSC received FDA approval for and commenced sales in the U.S. of its paclitaxel-eluting coronary stent, the TAXUS Express. Under the terms of our license with BSC, we receive royalties derived from worldwide sales by BSC of paclitaxel-eluting stents. Due to the efficacy of drug-eluting stents, the market for stents has grown significantly. Prior to the launch in March 2004 of the TAXUS coronary stent, BSC’s sales of bare-metal coronary stents not incorporating our technology were $328 million for the 12 months ended December 31, 2003. There is a one quarter lag between the time that stent sales are recorded by BSC and the period in which we record the associated royalty revenue because we record revenue on a cash basis.  In the twelve months ended September 30, 2006, BSC’s sales of TAXUS paclitaxel-eluting coronary stents were approximately $2.5 billion and in the twelve months ended December 31, 2006, we recorded royalty revenue from BSC for those sales of approximately $159.5 million. We will not record royalty revenue from sales by BSC of the TAXUS paclitaxel-eluting coronary stent for the three months ended December 31, 2006 until the three month period ending March 31, 2007.

As discussed above, on March 23, 2006, we completed the acquisition of 100% of the equity of privately held AMI, a leading independent manufacturer of specialty, single-use medical devices for the interventional radiology, tumor biopsy, vascular surgery, general surgery, aesthetic surgery and ophthalmology markets. AMI generates substantial revenue from sales of its broad product line and from selected products manufactured for other medical device company customers. In the period since the AMI acquisition to December 31, 2006, AMI generated revenue of $134.4 million.

Industry Overview

The medical device industry recorded approximately $88 billion in worldwide product sales in 2005. There were also over 28 million surgical procedures in various indications completed in the U.S. in 2004. Medical device products and procedures target a wide variety of medical markets and disease conditions.

Despite the long history of many medical technologies and the large numbers of surgical procedures completed annually, many of these treatments deliver sub-optimal outcomes, suffer from significant complication rates or do not completely address underlying medical problems. In addition, many medical devices can be dangerous or difficult for a physician to use, and as a result, require significant training and experience in order to achieve the desired procedural result. The most frequent problems or complications observed in connection with medical device use or surgical procedures can be categorized into four primary areas. These areas with selected examples of procedures and complications include:

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The Closing of Body Passageways Due to the Accumulation of Scar Tissue or Inflammation

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Coronary vascular stents re-occlusion of the treated vessel—restenosis at the treatment site, leading to the need for repeat surgical procedure

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Sinus surgery—scarring and occlusion of the opening to the sinus cavity, resulting in failed procedure

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Synthetic hemodialysis access grafts—restenosis at the bypass graft attachment site, resulting in need for repeat surgical procedure

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Coronary artery bypass grafts—restenosis at the bypass graft attachment site, resulting in the need for repeat surgical procedure

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Spine surgery—scarring, or adhesions, at the surgical site, leading to significant post-operative pain

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Myomectomy surgery for removal of uterine fibroids—adhesions at the surgical site, leading to potential fertility issues

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Pacemaker or implantable defibrillator leads—scar formation over leads makes removal very difficult and impairs the transmission of electrical impulses

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Hydro-cephalic shunts—scar formation or cell proliferation leads to occlusion of shunt

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Infusion pumps—occlusion of the pump channel due to overgrowth of excess scar leads to pump failure

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Insufficient Healing of Adjacent Tissues, or Adjacent Tissue and a Device, Brought Together During Surgery

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Abdominal aortic aneurysm stent grafts—inadequate vascular remodeling or other tissue formation between stent graft implant and adjacent vessel wall, leading to loosening or migration of the graft within the vessel and potential leakage of blood into aneurysm sac

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Neurological aneurysm coils or fillers—inadequate formation of fibrotic tissue in aneurysm space, leading to incomplete filling of space and the continued risk of rupture

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Artificial hip or knee implants—inadequate fit between joint space and prosthetic implant, leading to potential implant loosening

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Embolization therapy for treatment of fibroids or varicose veins—inconsistent treatment success due to failure to completely seal off blood supply or flow

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Surgical or Device-Related Infections

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CVCs or peripherally inserted central catheter (“PICC”) lines—insertion site and bloodstream infection

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Pacemaker or implantable defibrillators—lead or implant pocket infection

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Artificial hip or knee implants—implant site infection

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Vascular access devices or trocars—insertion site and bloodstream infection

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Mechanical heart valves—site related valve cuff infections

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Implantable ear tubes—insertion site infections

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Complications Related to Surgical Procedures Designed to Eradicate Benign or Malignant Tumors

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Liver or breast cancer tumor surgical resection—recurrence of cancer due to potential residual cells remaining around surgical margins

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Embolization agents for uterine fibroids—recurrence due to incomplete eradication of blood flow

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Implantable radioactive seeds for prostate cancer—potential recurrence due to incomplete eradication of cells using radiation alone

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Urological, respiratory or esophageal stents—proliferation of cells into stented area after tumor removal

While medical device manufacturers have attempted to address many of the most common problems and procedure complications with new device designs, in many cases it may not be possible to address certain biology-related complications through device engineering or changes in surgical technique alone. In addition, pharmaceutical and biotechnology companies primarily focus on large chronic or primary care markets for oral, intravenous or other systemic therapies, and have in the majority of cases chosen not to pursue local therapies or opportunities for their products in medical device or surgical markets. As a result, a significant need and opportunity exists to combine pharmaceuticals and biomaterials science with engineering to address certain medical problems or procedure complications.

Business Strategy

Our strategy is to apply our various technologies to develop and commercialize novel, proprietary medical device, surgical implant and pharmaceutical products that address the most frequent problems or complications observed in connection with medical device use or surgical procedures. We provide biological and mechanical solutions in combination with drug-loaded medical device products or drug-loaded surgical implants, or in standalone biomaterial formulations, focused in the areas of vascular surgery, biopsy and oncology, wound closure, aesthetics and ophthalmology. Our goal is to develop novel medical device, surgical implant or pharmaceutical products for use by surgeons and interventionists that reduce medical device or surgery side effects, shorten hospital stays, convert open surgical procedures to minimally invasive surgical procedures or that make medical devices easier or safer for a physician to use.  Specific elements of our strategy include:

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Identify and Prioritize Market Opportunities. We begin our product development process by identifying medical devices or surgical procedures where problems or complications arise soon after device implantation or the initial procedure, and where re-intervention is expensive, potentially harmful for patients or difficult to perform. We target areas where we have previously developed successful technologies, such as the treatment of scar formation and cell formation with paclitaxel and its analogues or derivatives, or where we have particular scientific focus or expertise. For example, numerous human trials have indicated paclitaxel dramatically improves the clinical performance of stents used to treat patients with coronary artery disease, which has led to improved patient outcomes, premium pricing and growth of the stent market. We believe other medical devices and surgical implants could be similarly affected through the proprietary addition of locally-delivered therapeutics. Our paclitaxel-eluting Vascular Wrap product candidate, used in the management of vascular graft failure in hemodialysis patients, is an example of this type of next generation product.

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Develop Novel, Proprietary Product Candidates. After prioritizing opportunities, we identify the underlying biology that contributes to complications or failures in the devices or procedures. We then combine our drug screening and selection process with our diverse formulation technologies to create a combination drug-device or drug-biomaterial product candidate. We continually assess and study applications of our technology, including analyzing the biology pertaining to the failure of certain medical devices and surgical implants, and determining the therapeutic drug selection, concentration, total dose and drug release characteristics required to enhance medical device and surgical implant performance and modulating the interaction between tissue and the relevant medical devices or surgical implants. We believe this approach may allow us to create additional novel drug-eluting medical devices and surgical implants that achieve better clinical results than either drugs, medical devices or surgical implants may achieve independently.

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Establish and Develop Intellectual Property Portfolio. After identifying potentially useful technologies or developing novel product candidates, we incorporate all of these elements into our existing patent portfolio where applicable, and we attempt to develop and establish new intellectual property in jurisdictions throughout the world. We believe we are among the first companies to develop an extensive intellectual property portfolio of products combining approved pharmaceutical agents, such as paclitaxel, with medical devices and surgical implants. Recognizing the importance of intellectual property in our industry, we plan to continue to aggressively pursue patent protection in the U.S., the E.U. and other significant markets, as well as to protect trade secrets and know-how as our research and development activities uncover additional important medical product and therapeutic opportunities.

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Select Commercialization Path. Once we reach a certain stage with a technology or product candidate, we select a development and commercialization path. This process may include pursuing a major corporate development partner or establishing a development partnership with a venture stage company. We may also independently develop and commercialize a technology or product candidate and retain all manufacturing, marketing and other commercial rights. We expect that we will continue to pursue a strategy of selectively executing agreements with strategic collaborators in product areas where we choose not to establish an independent product development effort or commercial sales and manufacturing presence. Because under such an agreement, our strategic collaborators would be responsible for selling and marketing these products should they be approved, we expect to gain the benefit of their expertise and avoid the cost associated with these activities in the selected product areas. We expect that we will focus on retaining commercial rights for those product candidates that are the best fit with the sales, marketing and manufacturing capabilities of AMI.

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Pursue Selective Strategic Acquisitions and Licenses. To support our product development and commercialization activities, we have pursued, and will continue to selectively pursue, acquisitions or licenses to obtain proprietary pharmaceutical compounds or compound classes, formulation technologies, and intellectual property or other commercial assets. For example, the AMI acquisition enables us to pursue the commercialization of certain of our product candidates in selected medical markets, including vascular and general surgery, and potentially introduce new products incorporating our technology into the portfolio of products obtained through the AMI acquisition.

Competitive Strengths

We believe that the combination of the following competitive strengths differentiates us from our competitors:

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Paclitaxel-Eluting Coronary Stent Franchise. We originally partnered our proprietary paclitaxel technology with BSC and Cook in 1997. Our technology is currently used in coronary applications by BSC on its TAXUS Express coronary stent platform, which is the second BSC coronary stent platform incorporating our technology. Our technology is also being used on BSC’s TAXUS Liberté coronary stent platform, which was recently launched commercially in the E.U. and which BSC is expecting to launch in 2007 in the U.S. As of December 31, 2006, over three million TAXUS coronary stents have been implanted in patients worldwide for the treatment of coronary artery disease.  New potential competitive entrants to the drug-eluting coronary stent marketplace must market their product against the most substantial portfolio available of human clinical trial data for any drug-eluting coronary stent product, as well as combat a significant track record of successful day-to-day clinical use that demonstrate the safety and efficacy of paclitaxel in coronary artery disease treatment.

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Broad Device Product Portfolio. The AMI device product line, which targets multiple medical specialties of interest to us, consists of over 5,000 SKUs, creating a high degree of revenue diversity, such that no single product is estimated to contribute greater than 5% of AMI’s direct sales revenue. Importantly, the majority of these products are sold directly to physicians as opposed to large hospital groups or group purchasing organizations.

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Cell Biology, Drug Screening and Biomaterials Expertise. We have developed a unique array of in vitro and in vivo biological assays that we believe provide predictive models of the medical device and surgical problems we attempt to address. We have screened over 600 known single-agent compounds and over 2,000 drug combinations against these assay groups to date, and believe we have identified and prioritized, by potential for efficacy, drugs that could be combined with a significant number of medical devices or surgical implants. In addition, we have acquired or developed various drug, drug delivery and surface modification technologies and biomaterials, including implantable and sprayable materials. We have developed expertise in manipulating these materials to deliver accurate doses of chosen drugs over varying periods of time, which is a critical aspect of achieving desired treatment outcomes.

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Intellectual Property Position. We have developed, licensed and acquired a broad intellectual property portfolio relating to our proprietary paclitaxel technology, with access to over 100 issued U.S. and foreign equivalent patents covering this technology. In addition, we have access to a large portfolio (through license or ownership) of over 450 U.S. patents and patent applications relating to various other drugs, drug classes, formulation and other technologies.

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Significant, Established Commercialization Operations. As a result of the AMI acquisition, we have two specialty, surgeon-focused sales forces that market and sell our products for which we have retained commercial rights. These sales forces sell single-use products directly to physicians, which has enabled sales personnel to establish strong relationships with existing and potential customers. In addition, with the AMI acquisition, our continuing operations consist of over 590,000 square feet of manufacturing, research and administrative space located in 17 facilities across four different countries, and a group of experienced manufacturing employees. We believe this significant manufacturing capacity may allow for market introduction of new product candidates and future growth without the need for significant additional capital expenditures by us.

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Management and Technical Experience. Our management and scientific teams combine experience across both the specialty pharmaceutical and medical device industries, including expertise in pharmaceutical chemistry and formulation as well as medical device manufacturing and commercialization. Our executives and management team bring experience from various aspects of the specialty pharmaceutical and biotechnology industries, including scientific expertise in pharmaceutical chemistry and formulation and business development and financial expertise in complex partnering, licensing and intellectual property procurement transactions. The executives and management team that joined us in the AMI acquisition provide skills that are highly complementary to our team, specifically in the areas of medical device engineering, manufacturing, product commercialization, and sales and marketing.

Technology Overview

We have organized our research and development efforts into the following two key functional areas: (i) the screening and evaluation of known pharmaceutically-active compounds; and (ii) the development and testing of novel biomaterials, as well as drug, drug delivery and surface modification technologies. We then combine the capabilities and know-how of these two research efforts to develop our portfolio of drug-eluting medical device, surgical implant and biomaterial products and product candidates.

Significant resources have been devoted to our drug-screening efforts and technology. We have carefully investigated disease mechanisms and the target cell-level biology, and, based on the results of those investigations, we have identified specific biological targets of interest. Through selective screening we have identified compounds of interest among the thousands available, and have developed panels of in vitro cell-based assays which focus on these targets. This proprietary technology enables us to discover new uses for known pharmaceutically active compounds. As of December 31, 2006, we have screened over 600 compounds using our approach, and have identified over 80 compounds of potential interest to our product discovery and development programs. Some of the initial discoveries of our drug screening activities related to the use of paclitaxel for the treatment of restenosis in vascular disease have formed the basis for our technology which is incorporated into the TAXUS paclitaxel-eluting coronary stents as well as several of our other key product candidates under development.

We have also internally developed, acquired or licensed through our various business development activities, a broad portfolio of drug, drug delivery and surface modification technologies and biomaterials. Our surgical implants and biomaterials are based on a platform of proprietary technologies, including specific formulations of polyethylene glycol (“PEG”) based, sprayable hydrophilic polymers that quickly react inside the body to bind tissue, as well as various formulations and proprietary combinations of bovine collagen and thrombin. Collagen is a common connective tissue which can act as a scaffold for cell growth and migration as well as a drug delivery vehicle in a body space. Thrombin promotes hemostasis, or the clotting of blood.

Our polymer-based, fully synthetic device and drug delivery surface modification technologies include patented, non-reactive hydrophilic and hydrophobic polymer matrices, which are chain-like structures that can be varied to optimize medical device performance characteristics such as lubricity, flexibility, hydration or device visibility under ultrasound.

We also own a family of biocompatible formulation technologies comprising a patented hybrid polymer system designed to facilitate local delivery of bioactive pharmaceutical agents from medical devices. This technology consists of entrapping drugs in patented mixtures of hydrophilic and hydrophobic polymers, which are designed for controlled elution of a drug from an implantable object. Examples of classes of drugs suitable for use with our technology include anti-infective, anti-thrombotic, anti-angiogenic, anti-proliferative, immune-modulating and scar-forming drugs. In addition, our patented primer system allows adhesion of various agents to metal substrates, with the flexibility to meet the potential requirements of many metal medical devices, such as cochlear implants, implanted cardioverter defibrillators (“ICD”s), orthopedic hardware, screws, plates, spinal cages, and lead wires.

We also have several bioerodable surgical mesh and suture-related technologies, as well as biodegradable tissue adhesive technologies, all of which can be designed to degrade over desired time periods and which are suitable for drug delivery.

Products

Our product portfolio is grouped into two business segments; Pharmaceutical Technologies and Medical Products.

The Pharmaceutical Technologies segment develops, licenses and sells technologies that improve the performance of medical devices and the outcomes of surgical procedures. These technologies include various drug, drug delivery and surface modification and other medical biomaterials technologies designed to be applied across a wide range of medical devices and technologies, surgical procedures and medical disciplines. This segment focuses primarily on establishing product development and marketing partnerships with major medical device, pharmaceutical or biomaterials companies and to date has derived the majority of its revenue from royalties due from partners that develop, market and sell products incorporating our technologies. Currently our principal revenues in this segment come from royalties derived from sales by BSC of TAXUS coronary stent systems incorporating the drug paclitaxel. We also expect to apply certain of the technologies developed by this business segment to develop novel next generation products for the Medical Products segment to market and sell directly to end users or medical product distributors.

The Medical Products segment manufactures and markets a wide range of single use, specialty medical devices, with products focused primarily on general surgery, oncology and tumor biopsy, interventional radiology and vascular surgery, ophthalmology and aesthetic surgery. The Medical Products segment also manufactures finished medical devices and medical device components for third party medical device manufacturers and marketers.

The Medical Products segment has several specialized direct sales and distribution organizations in the U.S. and the EU, as well as significant manufacturing capabilities. This business segment derives the majority of its revenue from direct product sales to end users or various medical products distributors. Many of these products are made using our proprietary manufacturing processes, or are protected by intellectual property.

As discussed above, it is expected that the Medical Products segment may eventually market and sell certain products developed by the Pharmaceutical Technologies segment through its direct sales and distribution channels, and may apply certain of that segment’s technologies to its products to create novel, next generation medical products to market directly to end users or medical products distributors. There are currently numerous product development efforts underway that explore the application of certain of Pharmaceutical Technologies’ proprietary drug, drug delivery and surface modification materials and other medical biomaterials to products marketed by our Medical Products segment.

Pharmaceutical Technologies Business Segment

TAXUS Drug-Eluting Stents

The most significant commercial products containing technology developed and licensed by our Pharmaceutical Technologies segment are the TAXUS Express and TAXUS Liberté coronary stent systems. They are sold by BSC, our exclusive licensee in the coronary paclitaxel-eluting stent field. We derive royalty revenue from sales by BSC of TAXUS coronary stent systems. Royalty revenue received from BSC was $159.5 million for the year ended December 31, 2006.

BSC commenced sales of the TAXUS Express paclitaxel-eluting coronary stent system in January 2003 in the E.U. and other countries outside of the U.S., and in March 2004 in the U.S. The TAXUS Express coronary stent system represents the first commercial product developed from our research efforts and intellectual property related to the use of paclitaxel to treat restenosis (the re-occlusion of a blood vessel after initial treatment for vascular disease) and other local inflammatory diseases. As of December 31, 2006, over three million TAXUS paclitaxel-eluting coronary stents incorporating our technology have been implanted worldwide in patients with coronary artery disease.

BSC announced the completion of the initial launch of the TAXUS Liberté paclitaxel-eluting coronary stent system in 18 countries in January 2005 and in Europe in September 2005. The TAXUS Liberté stent system represents BSC’s next generation product incorporating our research, technology and intellectual property related to the use of paclitaxel to treat restenosis and other local inflammatory diseases. The TAXUS Liberté stent has been designed by BSC to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. BSC hopes to gain FDA approval to market and sell TAXUS Liberté in the U.S. in 2007.

In July 1997, we established a co-exclusive, worldwide license agreement with BSC and Cook, both international medical device manufacturers and distributors. The 1997 License Agreement granted both BSC and Cook rights to develop and market paclitaxel-eluting coronary, peripheral and gastrointestinal stents using our technology.

In September 2004, we amended the 1997 License Agreement to accommodate Cook’s election to exit and return all licensed rights related to the coronary vascular field. In doing so, Cook elected to focus on the development of paclitaxel-eluting peripheral vascular and gastrointestinal stents. The amendment to the 1997 License Agreement included a $25 million payment from us to Cook. The 1997 License Agreement was amended to (i) increase the royalty rate payable by Cook to us upon the commercial sale of paclitaxel-eluting peripheral vascular stent products and (ii) to provide a multi-year extension to the 1997 License Agreement for Cook related to the peripheral vascular and gastrointestinal fields of use.

In November 2004, we amended the 1997 License Agreement upon BSC’s election to become the exclusive worldwide licensee to our coronary paclitaxel-eluting stent technology. Pursuant to the terms of the 1997 License Agreement, the royalty rates applied to sales of paclitaxel-eluting coronary stents by BSC were increased by one percentage point (1%) across all royalty tiers as of November 23, 2004, where patent coverage exists, when BSC exercised its election for exclusivity in the paclitaxel-eluting coronary stent field. We also granted BSC the right to sublicense our paclitaxel-eluting coronary stent technology to third parties in return for a $13.9 million payment to us. If BSC exercises its sublicensing rights in the future, we will receive a percentage of any sublicensing consideration paid to BSC and a royalty rate payable on any third party product sales.

BSC has concluded several clinical trials of paclitaxel-eluting coronary stents that have demonstrated positive results, including six separate clinical studies, with a total of over 31,000 patients studied over a 5 year period, designed to evaluate the near and long-term safety and efficacy of both the slow and moderate drug release versions of the TAXUS Express coronary stent system. Certain recent medical studies indicate that the use of drug-eluting stents in patients may increase the rate of late stent thrombosis (the formation of blood clots in the stent), which may cause heart attacks or death, in comparison to the rate of late stent thrombosis when bare-metal stents are used, and BSC has announced that a recent independent study of stent patients showed a small but statistically significant increase in the incidence of stent thrombosis after one year for the TAXUS stent as compared to a bare-metal control stent. The FDA held meetings on December 7th and 8th of 2006 with a panel of experts to examine these studies and to make a recommendation to the FDA about whether additional studies or labeling changes are needed for drug-eluting stents. On January 4, 2007, the panel released a statement recommending that larger and longer premarket clinical trials and longer follow-up for post-approval studies are needed. The panel also recommended that, until more data on off-label use of drug-eluting stents is available, drug-eluting stent labels should indicate that when drug-eluting stents are used off-label patient outcomes may not be the same as the results observed in clinical trials used to support marketing approval.

CoSeal® Surgical Sealant

CoSeal surgical sealant is a commercially approved, non-drug-loaded biomaterial product and was obtained as part of our acquisition of Angiotech BioMaterials Corp. (formerly known as Cohesion Technologies, Inc.) in 2003. CoSeal is the first fully synthetic vascular sealing agent approved by the FDA, and has been sold in the U.S. since February 2002. CoSeal is approved for use in the U.S. and the E.U. to achieve adjunctive hemostasis in vascular reconstruction by mechanically sealing areas of leakage. CoSeal is designed to rapidly seal tissue surfaces, suture lines and synthetic grafts during surgery. A premixed configuration of CoSeal received both FDA and European CE Mark approval in February 2003 and April 2003 respectively, and received Health Canada approval in October 2003. The premixed configuration of CoSeal is simpler to use, can be stored at room temperature and has a two-hour lifespan once activated.

On February 25, 2003, we entered into a strategic alliance with Baxter, which provides Baxter with worldwide (excluding Japan) sales, marketing and distribution rights of our CoSeal surgical sealant product. This alliance also gives Baxter an option for distribution rights in Japan. In April 2003, we broadened the strategic alliance to provide Baxter with worldwide manufacturing rights for CoSeal. As a result of these transactions, we receive royalties on the end-user sales of CoSeal by Baxter. We have retained all development and commercial rights for drug-loaded versions of CoSeal.

Medical Products Business Segment

Vascular Surgery and Interventional Radiology Products

We offer a variety of products targeted at vascular surgeons and interventional radiologists. We currently sell the majority of these products either directly to our various customers or to distributors. Our most significant commercial products in this market area include:

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Lifespan® ePTFE Vascular Grafts—We manufacture reinforced ePTFE synthetic vascular graft products that are sold by Edwards under the Lifespan name in the U.S. and the E.U. These products are intended for use in bypass or reconstruction of diseased or occluded blood vessels or to provide arteriovenous shunts for blood access in hemodialysis patients. Our ePTFE product line has over 75 product iterations and includes vascular grafts of various sizes and lengths. We have entered into a distribution arrangement with Edwards that allows Edwards to be the exclusive European distributor of the ePTFE graft products for a period of 3 years. Angiotech has co-marketing rights to the ePTFE graft products in the U.S. The Lifespan graft products are currently being used in combination with our paclitaxel eluting Vascular Wrap in on-going clinical trials.

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EnSnare—The EnSnare product is a catheter-based intra vascular device used for retrieving foreign bodies or articles from either vascular structures or larger vessels, organs, or ducts. Due to its proprietary loop configuration, the EnSnare is ideally suited to address the needs of physicians performing complex endovascular procedures in the peripheral vascular system. We are the exclusive worldwide distributor of the EnSnare product.

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CanaliZer® Guidewires—The CanaliZer product is a hydrophilic polyurethane covered nitinol guidewire. These guidewires are used in many interventional cardiology procedures. The CanaliZer allows the clinician maximum radiopacity due to its polyurethane sleeve and is kink resistant due to its elastic nitinol core.

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V+Pad®—The V+Pad product is a hydrophilic wound dressing that is intended for use in the local management of bleeding wounds such as vascular access sites (percutaneous catheters or tubes), surgical debridement and lacerations. The V+Pad promotes rapid control of bleeding in patients on anticoagulation therapy and in patients following hemodialysis. We are the exclusive distributor of V+Pad in the U.S.

Biopsy and Oncology Products

We offer a variety of products targeted at surgeons, oncologists and interventional radiologists for the diagnosis and treatment of solid tumor cancers. We currently sell the majority of these products either directly to our various customers or distributors. We also sell selected biopsy needles and product components to other third party medical device suppliers that compete in the biopsy and oncology market. Our most significant commercial products in this market area include:

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Soft Tissue Biopsy Needles—We offer a wide range of soft tissue biopsy needles, both disposable and re-usable for use in different types of breast, lung, spinal and bone marrow biopsies. Some key features of our biopsy needles include: an echogenic tip for placement under ultrasound guidance, numerically ordered centimeter markings to facilitate precise depth placement, and adjustable needle stops allowing the restriction of forward movement and localizing the needle to the biopsy site. We are also currently developing biopsy needles coated with Echo-Coat, our proprietary polyurethane coating, which allows small needles to be better visualized on ultrasound. We are expecting to launch this product in the U.S. by mid 2007.

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BioPince® Full Core Biopsy Devices—The BioPince device is one of our key automatic biopsy instruments. This device’s proprietary Tri-axial “Cut and Trap” cannula system allows the device to deliver cylindrical, full-length biopsy specimens that are complete and largely undamaged, thereby greatly improving the diagnostic value of the sample.

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Bone Marrow Biopsy Device—Our bone marrow biopsy device, the T-Lock, has an ergonomically designed twist-lock handle, which facilitates a clinician’s ability to penetrate hard bone to obtain the biopsy sample. An adjustable needle stop to control the depth of penetration allows the clinician to safely aspirate at the sternum of the patient.

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SKATER® Drainage Catheters—We offer two types of SKATER drainage catheters: the All-Purpose and Nephrostomy catheters, both of which feature large catheter lumens, large drainage holes, and large lumen hubs, all designed to promote maximum flow and drainage. The SKATER All-Purpose drainage catheter is designed for both the Seldinger and Trocar insertion techniques and the SKATER Nephrostomy catheter is designed for the Seldinger insertion technique. The SKATER drainage catheters are formulated for patient comfort, kink-resistance, easy insertion, resistance to encrustation, and high degree of radiopacity.

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Other Selected Products—Fixation pins, tunneling stylets and surgical tunnelers, isotope seed spacers and needles for prostate cancer treatment.

Wound Closure Products

We offer a variety of products targeted at various surgical disciplines for wound closure and wound healing. We are a leading manufacturer of sutures and needles for wound closure. We have proprietary in-house manufacturing processes that ensure that each suture and needle falls within exceptionally tight tolerances. We currently sell the majority of these products either directly or through distributors to various customers including surgeons in the cardiovascular, general surgery, veterinary, and dental fields. We also sell selected surgical needles, suture products and wound closure product components to other third-party medical device suppliers that compete in various general surgery markets. Our most significant commercial products in this market area include:

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Drilled End Needles—Drilled end suture needles have a precisely drilled butt end for maximum suture holding strength and are adequately tempered for securing strong attachment of the suture. A smooth finished drill hole reduces the abrasive effect on the suture.

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Channel Needles—Channel needles have a channel with an underlying receptacle for attachment of the suture.

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Specialty Microsurgical Needles—The Sharpoint® brand has been in existence for thirty years and has gained a reputation of providing the highest-quality needles. All Sharpoint needles are manufactured from specialty stainless steel wire that has been tempered to a specific balance of hardness and tensile strength. The result is a needle that holds a fine edge and resists bending as the surgeon applies the necessary pressure.

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Silk and Polyester, Non-Biodegradable and Synthetic Absorbable Braided and Monofilament Suture Materials—We manufacture a wide array of configurations of non-absorbable and absorbable sutures. Sutures configurations can vary in diameter size, length, and material.

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Self-Anchoring Sutures—In addition to our traditional sutures, we manufacture and distribute self-anchoring sutures to the wound closure market. The self-anchoring suture received its 510(k) clearance from the FDA for soft tissue approximation in September 2005 and for wound closure and dermal tissue in November 2004 and CE Mark approval in May 2004. Self-anchoring sutures have tiny teeth-like barbs along the surface of the suture which provide the suture with incremental tensile strength at each barb, allowing the suture to hold and close tissue better, as it passes through the tissue at the wound site. This attribute of self-anchoring sutures may eliminate the need for surgeons to tie knots when using traditional sutures to close wounds. In our bench testing experiments, we have found that the use of the self-anchoring suture versus a traditional suture to close wounds can reduce surgical time and the risk of infection. We announced the U.S. launch of our self-anchoring sutures for the wound closure market in January 2007.

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VITAGEL™ Surgical Hemostat (formerly CoStasis)—VITAGEL surgical hemostat is a bioresorbable hemostatic biomaterial designed for use in cardiovascular, orthopedic, urologic and general surgery indications to reduce patient blood loss during surgical procedures. Hemostatic devices are used to control bleeding during surgeries to avoid serious problems such as tissue damage, gross swelling and excessive scarring or life-threatening complications, such as blood loss. We currently expect to launch our VITAGEL product for the wound closure market in 2007.

Ophthalmology Products

We offer a variety of products targeted at ophthalmic surgeons for use in various eye surgery procedures. We currently sell the majority of these products either directly to our various customers or to distributors. We also sell selected of our ophthalmic surgical blade and suture products to other third party medical device suppliers that compete in various ophthalmology markets. Our most significant commercial products in this market area include:

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Surgical Blades Used in Cataract Surgery—We have a wide range of surgical blades for cataract surgery including: clear corneal knives, standard implant knives, pilot tip implant knives, precision depth knives, sharptone crescent knives, spoon knives, stab knives, vitrectomy knives to create small, precise incisions, sub-2mm series knives, and a variety of slit and specialty knives.

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Micro Sutures and Needles for Ophthalmic Surgery—We have seven types of micro-sutures and nine types of needles for use in ophthalmic surgery. The types of micro-sutures include: chromic gut, nylon black mono, plain gut, polyglycolic acid undyed-braided, polypropylene blue mono, silk black braided and silk blue virgin. Each suture can be used with one or more of the following needles: precision conventional/reverse cutting, reverse cutting, center point spatula, DermaGlide, side cutting lancet, ultra-glide, taper and taper cutting needles.

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Lasik™ Products—We have a variety of products used in the Lasik laser eye surgery procedure including: the Lasik drainage rings, the Lasik flap spatula/irrigator cannulas, the Lasik irrigating cannulas, the Lasik shields, nasal hinge and superior hinge, and the Lasik universal eye shields.

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Other Instruments Used for Ophthalmic Surgery—We have a variety of other instruments used for ophthalmic surgery including: needles, cannulas, capsule polishers, cystotomes, cortex extractors, spring assisted syringes, punctum plugs for dry eye syndrome, corneal trephines and irrigating lenses.

Aesthetic and Reconstructive Surgery Products

We offer a unique surgical product line targeted at plastic surgeons and dermatological surgeons for use in various aesthetic procedures, primarily procedures in and around the face. We currently sell the majority of these products either directly to our various customers or distributors. Our most significant commercial products in this market area include:

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DermaGlide™ Cosmetic and Reconstructive Surgery Needles—The DermaGlide suture is a specialty suture designed especially for reconstructive surgery procedures. Its tip is a long-taper, precision-faceted diamond shape with four ultra sharp edges that are formed using a proprietary process. DermaGlide is designed to easily penetrate highly elastic dermal tissue without tenting, drag, or unwanted cutting of the periphery.

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Reconstructive Surgical Instruments—We distribute a wide array of reconstructive plastic surgery instruments which include scalpel knives, retractors, bone cutting forceps, and plaster cast instruments.

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Self-Anchoring Suture Products for ContourThreadLift® Procedures—In addition to our traditional sutures, we manufacture and distribute self-anchoring sutures to plastic surgeons in the aesthetics market for minimally invasive face lift procedures. Self-anchoring sutures have tiny teeth-like barbs along the surface of the suture which provide the suture with incremental tensile strength at each barb, allowing the suture to hold and lift tissue as it passes through the tissue. As a result, the lifted cheek or brow of a patient can be contoured, creating a more natural, youthful appearance.

Research and Product Development

The following table outlines our most advanced product candidates and their stage of development:

Product	Indications	Regulatory Status	Partner
TAXUS Liberté (paclitaxel-eluting coronary stent)	Coronary artery disease	Pivotal study (“ATLAS”) designed for U.S. approval; commercially available in the E.U. and various other countries outside the U.S.	BSC

ZILVER® PTX paclitaxel-eluting peripheral vascular stent	Peripheral vascular disease	E.U. and U.S. first-in-man studies in femoral-popliteal indications currently enrolling	Cook

Vascular WrapTM (paclitaxel-eluting mesh)	Peripheral vascular disease	Filed for CE Mark in November 2006	Edwards (for European distribution only)

	Arteriovenous access	Clinical study received E.U. approval in 2006; Vaxsys Synergy pivotal study in the U.S. initiated in March 2007	Edwards (for European distribution only)

Anti-Infective Catheter	General	Pivotal human clinical study for U.S. currently enrolling	None

Adhibit (adhesion prevention gel)	Adhesion prevention post-myomectomy	E.U. study completed; E.U. regulatory submission to be determined with Baxter	Baxter

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TAXUS Liberté paclitaxel-eluting coronary stent system.  The TAXUS Liberté coronary stent system, which was developed and is under evaluation in clinical trials being conducted by our partner BSC, represents BSC’s next generation product incorporating our research, technology and intellectual property related to the use of paclitaxel to prevent restenosis and other local inflammatory diseases. It has been designed to further enhance coronary stent deliverability and blood vessel conformability, particularly in challenging coronary lesions. BSC has to date commenced sales of the TAXUS Liberté only in countries outside of the U.S. On August 24, 2004, BSC initiated the ATLAS trial, a pivotal study to collect data to support regulatory filings in the U.S. for product commercialization of TAXUS Liberté. The ATLAS trial is a global, multicenter pivotal study designed to support the FDA approval of the TAXUS Liberté stent system. The trial is assessing the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS Liberté stent system. On February 22, 2005, BSC completed enrolment of 872 patients at 72 sites in the U.S., Canada, Australia, New Zealand, Singapore and Hong Kong. In addition to the ATLAS trial, the TAXUS Liberté clinical development program includes several expansion studies for long lesion stenting, small vessel stenting and direct stenting of coronary lesions. In October 2006, BSC announced 12-month follow up data from the ATLAS trial. The data demonstrated that the safety and efficacy benefits with the TAXUS Liberté stent were maintained at 12 months. These data are currently being reviewed by the FDA, and BSC expects to receive approval and begin marketing the TAXUS Liberté stent in the U.S. in 2007.

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ZILVER® PTX paclitaxel-eluting peripheral vascular stent.  The ZILVER PTX peripheral vascular stent, which was developed and is under evaluation in clinical trials being conducted by our partner Cook, a multinational medical device manufacturer, is a specialized stent product incorporating our proprietary paclitaxel technology and is designed for placement in diseased arteries in the limbs to restore blood flow. The ZILVER PTX paclitaxel-eluting peripheral stent is designed to reduce restenosis following placement of a stent in peripheral artery disease patients and is currently undergoing human clinical trials in the U.S. and the EU to assess product safety and efficacy.  These studies are being conducted by our partner Cook, which is a co-exclusive licensee, together with BSC, to our proprietary paclitaxel technology to reduce restenosis following stent placement in peripheral artery disease.  In January 2007, Cook released nine-month data from its EU clinical study. The preliminary data presented by Cook on the first 60 patients in the randomized trial, which is examining the safety of using Cook's ZILVER PTX paclitaxel-eluting stent to treat blockages, or lesions, of the superficial femoral artery (“SFA”) above the knee, indicated that the ZILVER PTX showed an equal adverse event rate to conventional angioplasty for treating SFA lesions. The ZILVER PTX stent also displayed a zero-percent fracture rate for 41 lesions at six months and 18 lesions at one year. Effectiveness of the device in treating lesions of the SFA will be evaluated in a pivotal trial, which is expected to start in 2007 in the U.S.  The study is planned to enroll 420 patients at 50 investigative sites.

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Vascular WrapTM. Our paclitaxel-eluting mesh surgical implant, or Vascular WrapTM, is designed to treat complications associated with vascular graft implants in patients that undergo hemodialysis or have peripheral artery disease. We are currently conducting, or are planning to conduct, several human clinical trials to assess the safety and efficacy of our Vascular Wrap product. In November 2006, we announced the results from our initial human clinical trial, which was conducted in the EU and was designed to evaluate the safety of the Vascular Wrap product in patients with peripheral artery disease in the limb. The trial produced evidence that the Vascular Wrap product reduced the overall incidence of leg amputation, a common complication of peripheral artery disease, and prolonged limb retention time for patients in the treatment group relative to the control group. The Vascular Wrap product was well tolerated, with no adverse events being considered related to the use of the product. In November 2006, we filed for a CE Mark for use of the Vascular Wrap product in peripheral vascular disease. Upon receipt of a CE Mark, we plan to commence commercialization of our Vascular Wrap product in the EU and in certain other countries outside the U.S. We initiated an additional clinical trial to evaluate the use of the Vascular Wrap product in hemodialysis patients in March 2007.  Should these studies provide positive efficacy data, we would submit the results to the FDA and attempt to secure approval to market the Vascular Wrap product in the U.S.

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Anti-Infective Catheter. Central venous catheters (“CVC”) are usually inserted into critically ill patients for extended periods of time to administer fluids, drugs, and nutrition, as well as facilitate frequent blood draws. Through our proprietary drug identification strategy, we have elected to evaluate 5-Fluorouracil (“5-FU”), a drug previously approved by the FDA for treatment of various types of cancer, as a compound that may help to prevent certain types of infection in patients receiving a CVC. Our 5-FU-eluting CVC is currently undergoing a human clinical trial in the U.S. designed to assess the safety and efficacy of the catheter in preventing various types of catheter related infections. The study is a randomized, single-blind, 850-patient, 20-center study. There were 532 patients enrolled in the study as of December 31, 2006. If the CVC study results are favorable, we intend to request a 510(k) clearance from the FDA to market and sell the CVC in the U.S.

Additionally, during the year ended December 31, 2006, we completed the following clinical program:

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Non drug-loaded sprayable biomaterial adhesion barrier (Adhibit™). Our non drug-loaded Adhibit sprayable barrier product is designed to provide for the reduction of surgery-induced adhesions that can occur after a surgical procedure. In April 2006, we announced data from our 71 patient human clinical study conducted in the EU, designed to assess the safety and efficacy of Adhibit sprayable barrier in preventing adhesions in patients undergoing a procedure to remove fibroids from the uterus (myomectomy surgery). The data indicated that the use of Adhibit sprayable barrier reduced post-operative adhesion formation as measured by the modified American Fertility Society (“mAFS”) score, a scoring system that factors in both the extent and tenacity of adhesions. Patients in the group that were treated with Adhibit sprayable barrier experienced a statistically significant reduction in their mAFS score when compared with those in the control group.  We are currently evaluating, together with our partner Baxter Healthcare Corporation (“Baxter”), the timing and form of any regulatory submission for approval of this indication in the EU. We granted Baxter exclusive worldwide marketing and distribution rights to our non-drug loaded Adhibit sprayable barrier product, except in the U.S., where Baxter has an option to obtain those rights.

Segmented Information

The company operates in two reportable segments: (i) Pharmaceutical Technologies and (ii) Medical Products.  Prior to the AMI acquisition the Company reported its operations under one segment, drug-eluting medical devices and biomaterials.

Patents, Proprietary Rights and Licenses

Patents and other proprietary rights are essential to our business. We file patent applications to protect technology, inventions and improvements to inventions that are considered important. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. Furthermore, we endeavor to extend our intellectual property portfolio by exclusively licensing patents and patent applications from others and initiating research collaborations with outside sources.

Our patents and patent applications relate to, among other things:

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the use of paclitaxel and other agents for the treatment of chronic inflammatory diseases, such as restenosis (including as a stent component), rheumatoid arthritis and psoriasis;

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compositions of and use of pharmacologic agents as medical device coatings and drug-loaded biomaterials;

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hybrid polymer systems designed for localized delivery of bioactive agents and controlled elution of drugs from medical device surfaces;

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non-reactive hydrophilic/hydrophobic polymer matrix, which can be varied to optimize performance characteristics such as lubricity, flexibility and hydration;

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biocompatible surface treatments used in ultrasound imaging technology to cause medical devices to shine brightly in ultrasound images providing greater echogenicity, or visibility;

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hemostatic and sealant compositions, as well as broad intellectual property rights relating to collagen;

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drug delivery compositions, such as our proprietary systemic formulation, medical device coatings and other local drug delivery systems; and

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methods of administration.

As part of our patent strategy, we have filed a variety of patent applications internationally, including in the E.U. and Japan. Pursuant to the review of patents in these countries, an opposition can be filed by a third party after the granting of a patent. Oppositions have been filed against various granted patents that we either own or license and which are related to certain of our technologies. On January 24, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our European Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor  Medsystems, Inc. (“Connor”) and Sahajanand Medical Technologies Pvt. Ltd. (“SMT”)) subsequently submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal. At an oral hearing on March 14, 2007, the European Patent Office held that these Notices of Intervention and of Appeal were inadmissible. In European Patent No. EP0711158 (which Angiotech licenses from the NIH) the European Patent Office has scheduled an Oral Hearing for October 25, 2007. The oppositions against European Patent Nos. EP0809515, EP0975340 and EP1155690 are at an early stage, with briefs being exchanged. On September 29, 2006 and October 4, 2006, Oppositions were filed by three parties against European Patent No. EP1118325 (which Angiotech licenses from the NIH), and we have not yet filed our response. Beginning on December 21, 2006, six parties filed oppositions to the grant of EP1407786, where Angiotech licenses this patent from Scimed Life Systems, Inc. On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 523799. The grant of European Patent No. EP0830100, which relates to our ePTFE vascular graft products, was opposed with an Oral Hearing conducted on September 28, 2006. At the end of the Hearing, the European Patent Office determined that an amended form of the patent was valid. The opponent has appealed this decision. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech has appealed this decision to Japan’s Intellectual Property High Court, and a hearing was held on December 11, 2006. As a result of that hearing, Angiotech and the Japanese Patent Office were each asked to file an additional brief with the court, and the next hearing date was scheduled for April 17, 2007. An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The ultimate outcomes of the pending Japanese and European Oppositions, including appeals, are uncertain at this time. We do not know whether the patents that we have received or licensed, or those we may be able to obtain or license in the future, would be held valid or enforceable by a court or whether our patents would be found to infringe a competitor’s patents related to its technology or product. Further, we have no assurance that third parties will not (whether pursuant to or in breach of the terms) modify or terminate any license they have granted to us.

Regulatory Environment

The research and development, manufacture labeling, advertising, sale and marketing of our drug and medical device products and those of our collaborators are subject to extensive regulation by the FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries. As we are focused on combining pharmaceutical compounds with medical devices and biomaterials, we are subject to both drug and device regulations depending upon the categorization of the commercial product or potential product candidate.

Drug and device licensing laws require registration of manufacturing facilities, carefully controlled research and testing of products, government review and approval or clearance of results prior to marketing of products, adherence to current Good Manufacturing Practices, or cGMPs, during production and processing of products, and compliance with comprehensive post-marketing requirements including restrictions on advertising and promotion and requirements for reporting adverse events to the FDA in the U.S. and other regulatory authorities abroad. In the U.S., these activities are subject to rigorous regulation by the FDA. Similar regulations apply in the E.U. and other markets.

Our success is ultimately dependent upon our and our collaborators obtaining marketing approval or clearance for potential product candidates currently under development and will depend on our and our collaborators’ ability to comply with FDA and other market regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of those candidates. If we or our present or future collaborators are not able to comply with the continuing FDA regulations that accompany FDA approval, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the new drug application for that drug or the 510(k) or PMA for the device. Depending on the circumstances surrounding the clinical evaluation of a product, we may sponsor clinical trials, contract clinical trial activities to contract research organizations, or CROs, or rely upon our corporate collaborators to sponsor such clinical development. There can be no assurance that any of our and our collaborators’ clinical trials or product development activities will provide favorable data or that the data will be acceptable to any government regulatory agency to provide us with approval to market and sell our products or product candidates. Moreover, even if we and our collaborators believe the results of our product development activities are favorable, regulatory authorities may interpret the results differently than we do.

As a result of the AMI acquisition, we have significant medical device component engineering and manufacturing, as well as finished goods and packaging manufacturing operations. The manufacturing processes used in the production of finished medical devices are subject to FDA regulatory inspection, and must comply with FDA regulations, including its Quality Systems Regulation, or QSR, which sets forth the cGMP requirements for medical devices. The QSR requires manufacturers of finished medical devices to follow elaborate design, testing, control, documentation and other quality assurance procedures during the finished device manufacturing process. Our FDA registered facilities are subject to FDA inspection at any time for compliance with the QSR and other FDA regulatory requirements. Failure to comply with these regulatory requirements and similar foreign requirements may result in civil and criminal enforcement actions, including financial penalties, seizures, injunctions or other measures. In some cases, failure to comply with the QSR could prevent us or our customers from marketing products or gaining clearance to market additional products. Our products must also comply with state and foreign regulatory requirements.

Process Development, Manufacturing and Distribution

Prior to the AMI acquisition, our process development, manufacturing and distribution strategy included developing, manufacturing and commercializing our products through arrangements with major medical device or biomaterials companies. We have typically established these partnerships after completing the early stages of technology and product candidate development, as demonstrated by our partnership with BSC. We may rely on such companies, licensees or other entities for commercial scale manufacturing and marketing of selected products or product candidates. There can be no assurance, however, that we will be able to reach satisfactory arrangements with such parties, that such arrangements will be successful or that any such parties will be able to develop adequate manufacturing capabilities for commercial scale quantities.

As a complement to our strategy of establishing product development and marketing partnerships, we utilize the direct sales and distribution resources acquired from AMI to market and sell certain of our existing approved products, as well as potentially to manufacture certain of our product candidates currently undergoing human clinical trials.

We plan to devote considerable resources to develop procedures and process controls for our product candidates to ensure successful technology transfer for commercial scale manufacturing. We expect that process and assay development performed during preclinical and clinical stages of manufacturing will result in products with the desired ease of use and stability. These activities include scaling up production methods, developing quality control systems, optimizing batch-to-batch reproducibility, testing sterilization methods and establishing reliable sources of raw materials for synthesizing proprietary products.

As a result of the AMI acquisition, we will market and sell various medical device products through two surgeon-focused specialty sales organizations.

We have a sales team comprised of over 100 individuals focused primarily on selling product lines to interventional radiologists, interventional cardiologists, vascular surgeons, general surgeons and aesthetic surgeons and ophthalmologists. This sales team is supplemented by a network of over 200 independent distributors.

These sales forces target physician customers directly, as well as alternate site health care providers such as ambulatory surgery centers or urgent care centers. The primary mission of our sales teams is to increase market share of our highest margin products into markets that we believe are not well served by our larger competitors. These competitors sell their products primarily to larger hospitals or large group purchasing organizations based on contracts for a range of products and do not employ direct sales professionals targeting our key market segments.

Competitive Conditions

We expect to face competition from technologies targeting the same diseases and clinical indications that our technologies target. Some of the companies developing these technologies have substantially greater product development capabilities and financial, scientific, manufacturing, sales and marketing resources and experience than we do.

The medical device, biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. There can be no assurance that developments by others will not render obsolete our products or technologies or that we will be able to keep pace with technological developments. Some competitive products have an entirely different approach or means to accomplish the desired therapeutic effect than our product candidates. These competitive products, including enhancements or modifications made to such products in the future, could be more effective and less costly than our products, technologies or our product candidates.

There are a number of companies developing treatments for restenosis that would be considered to be directly competitive with our technology. In particular, Johnson & Johnson (“JNJ”) has developed and commercialized a coronary drug- eluting stent using the drug rapamycin, the CYPHER stent, which demonstrated a 0% in-stent restenosis rate in a large scale European randomized controlled double-blinded trial referred to as RAVEL, and an 8.9% in-segment restenosis rate in a large scale U.S. randomized controlled double-blinded clinical study referred to as SIRIUS. CYPHER has been approved for use in the E.U. and in the U.S. In addition Guidant Corporation, Abbott Laboratories, Medtronic, Inc. and Conor Medsystems, LLC (“Conor”) are all developing drug-eluting stents. Successful clinical results, regulatory review and commercialization of any of these technologies could have a material adverse impact on our business. In addition, other companies are developing various other technologies for the reduction of restenosis which will compete with our approach should these products be approved. JNJ recently acquired Conor and we are uncertain what effect, if any, the acquisition will have on our legal proceedings against Conor. Additionally, on April 21, 2006, BSC acquired Guidant.

As a result of the AMI acquisition, we also compete with a number of additional large companies across various of our product lines. These competitors have substantially greater business and financial resources than us. These competitors include JNJ and the U.S. Surgical division of Tyco International Ltd. in surgical sutures and wound closure devices; C.R. Bard Inc., the Allegiance division of Cardinal Health, Inc. and the Sherwood, Davis & Geck division of Tyco International Ltd. in biopsy needle devices; and Alcon, Inc., Allergan, Inc. and the Allegiance division of Cardinal Health, Inc. in ophthalmology products.

Economic Dependence

We are substantially dependent upon the 1997 license agreement with BSC as 51% of our gross revenue from continuing operations for the year ended December 31, 2006 was generated from this contractual relationship (2005 – 92%). We are dependent upon BSC in regards to our future revenues and the commercial success of our lead product, the paclitaxel-eluting coronary stent systems.  We also anticipate that substantially all of our revenue for the next few years will be derived from and dependent upon BSC.  The royalty revenue that we received from BSC is in U.S. dollars, while the royalties are calculated on sales generated by BSC on a world-wide basis which are subject to foreign market, currency and regulatory risks.   See the section entitled “Risk Factors – Risks Related to Our Business” for further discussion on this topic.

Employees

As of December 31, 2006, on a worldwide basis, we have 1,582 employees, including 1,037 in manufacturing, 271 in R&D, 103 in sales and marketing and 151 in administration. In addition, we have contractual arrangements with scientists at various research and academic institutions. All personnel or their institutions execute confidentiality agreements with us. While we will continue to seek to hire highly qualified employees, we believe that we have employed sufficiently qualified personnel.

Facilities

We have 20 facilities located in four different countries, which include the U.S., the United Kingdom, Denmark and Costa Rica. Of the 20 facilities, 13 are primarily used to manufacture and distribute medical devices or materials for medical device products. Our other seven facilities are primarily used for research, development and administrative activities and with respect to our Henrietta, New York facility, a combination of research, development, administration and a limited amount of manufacturing. Collectively, these facilities have over 650,000 square feet of modern technical manufacturing, research and administrative operations. The following chart summarizes the facilities where our domestic and international operations occur:

Location	Primary Purpose	Owned or Leased
Boulder, CO(1)	Manufacturing	Leased
Chicago, IL	Administration	Leased
Dartmouth, MA(1)	Manufacturing	Owned
Gainesville, FL	Manufacturing	Owned
Henrietta, NY	Manufacturing and Research & Development	Leased
Heredia, Costa Rica(1)	Manufacturing	Leased
Herndon, VA	Research & Development Manufacturing	Leased
Laguna Hills, CA	Manufacturing	Leased
North Bend, WA	Administration	Leased
Reading, PA	Manufacturing	Owned
Research Triangle Park, NC	Research and Development	Leased
Rincon, Puerto Rico (2 facilities)	Manufacturing	1 Leased, 1 Owned
Stenlose, Denmark (2 facilities)	Manufacturing	Owned
Syracuse, NY	Manufacturing	Owned
Taunton, United Kingdom	Manufacturing	Owned
Vancouver, B.C. (2 facilities).	Administration and Research	Leased
Wheeling, IL	Manufacturing	Owned

 _______________________________________

(1)

These facilities are currently in the process of being sold or closed and are classified as discontinued operations.

We have several important, and in some cases proprietary, manufacturing capabilities and processes. These include specific capabilities in the areas of various metal bending, grinding and chemical etching, electroplating and electropolishing, plastic injection molding, wire coating, braiding and weaving of surgical textiles and kit assembly and packaging.

Reimbursement

In the U.S., healthcare providers generally rely on third party payers, including both private health insurance plans and governmental payers, such as Medicare and Medicaid, to cover and reimburse all or part of the cost of a medical device and the procedures in medical devices that are used. Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which coverage and reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third party payers or supported by the market for these products. Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage for or payment of our products, could have a material adverse effect on our ability to operate profitably.

There can be no assurance that third party payers’ coverage and reimbursement will be available or sufficient for our current products or the products we might develop. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

In the U.S., there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. Efforts by governmental and third party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which could seriously harm our business. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

Environmental Protection

Our business is subject to a broad range of governmental regulation and requirements, including federal, state and local environmental laws and regulations governing air emissions, wastewater discharges, workplace health and safety as well as the use, handling, storage and disposal of hazardous materials and remediation of contamination associated with the release of these materials at or from our facilities or off-site disposal locations. Some of these laws can impose liability for remediation costs on a party regardless of fault or the lawfulness of its conduct. Many of our manufacturing processes involve the use and subsequent regulated disposal of hazardous materials. To date, such matters have not had a material adverse impact on our business or financial condition. We cannot assure you, however, that such matters will not have such an effect in the future.

RISK FACTORS

You should consider carefully the following information about these risks, together with all of the other information contained in this annual information form. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be harmed.

Risks Related to Our Business

Boston Scientific may be enjoined from selling, or otherwise become subject to limitations applicable to its ability to sell, TAXUS in the U.S.

Our royalty revenue relating to paclitaxel-eluting coronary stents depends on BSC’s ability to continue to sell its TAXUS Express2™ stent and launch and sell the TAXUS Liberté stent in the U.S. BSC is involved in several legal proceedings concerning challenges to its stent business. As an example, on June 21, 2005, a Delaware jury held that BSC’s TAXUS Express2™ paclitaxel-eluting stent and its Liberté and Express bare metal stents infringe the Palmaz Schatz patent (U.S. 4,739,762) and the Gray patent (U.S. 5,895,406) which are both owned by Cordis Corporation (“Cordis”), a subsidiary of Johnson & Johnson Inc. (“JNJ”). These jury verdicts were upheld by the District Court of Delaware on May 11, 2006. On July 1, 2005, the jury held that Cordis/JNJ’s Bx VELOCITY, Bx SONIC, CYPHER® and PALMAZ GENESIS stents infringe BSC’s Jang patent (U.S. 5,922,021) and that Cordis/JNJ’s CYPHER stent infringed BSC’s Ding patent (U.S. 6,120,536). On May 11, 2006, the District Court of Delaware decided that JNJ’s CYPHER stent infringes one of BSC’s patents. Cordis is not seeking injunctive relief against the TAXUS Express2 stent. Although the Palmaz Schatz patent expired at the end of 2005, the Gray patent does not expire until 2016. Cordis has indicated that it will assert the claims of the Gray patent against the TAXUS Liberté stent if and when it is launched. If Cordis were to seek an injunction and if it were successful, BSC would not be able to sell the TAXUS Liberté stent in the U.S. until the Gray patent expires, unless the injunction were lifted or BSC were able to complete clinical trials for a version of the product using another stent design that does not infringe the claims of the Gray patent. As a result, if Cordis were to obtain an injunction, our revenue as a result of sales of the TAXUS Liberté stent would likely be significantly reduced. As another example, BSC was recently involved in breach of contract litigation with Medinol, Ltd. for sales of TAXUS Express2™ paclitaxel-eluting and Express bare metal stents. A settlement in this matter was announced on September 21, 2005. On November 8, 2005, BSC filed a civil action in Delaware asserting infringement of BSC’s Jang patent by Conor. The Delaware Court has set a trial date in October 2007. We expect that our licensees, including BSC and others, may be involved in other material legal proceedings in the future relating to paclitaxel-eluting stents.

We depend on BSC for a significant amount of our future revenues and development of TAXUS.

Although the AMI acquisition has diversified our revenue, we anticipate that a significant amount of our revenue for the next few years will be derived from and dependent upon royalty revenues from BSC. We do not have control over the sales and marketing efforts, stent pricing, production volumes, distribution or regulatory environment related to BSC’s paclitaxel-eluting coronary stent program. Our involvement is limited to the terms of our 1997 license agreement, (as amended) with BSC and Cook, which provides for the receipt of royalty revenue based on the net sales of TAXUS and specifies the applicable royalty rates. Certain recent medical studies indicate that the use of drug-eluting stents in patients may increase the rate of late stent thrombosis (the formation of blood clots in the stent), which may cause heart attacks or death, in comparison to the rate of late stent thrombosis when bare-metal stents are used, and BSC has announced in a press release that a recent independent study of stent patients showed a small but statistically significant increase in the incidence of stent thrombosis after one year for the TAXUS stent as compared to a bare-metal control stent. The FDA held meetings on December 7th and 8th of 2006 with a panel of experts to examine these studies and to make a recommendation to the FDA about whether additional studies or labeling changes are needed for drug-eluting stents. On January 4, 2007, the panel released a statement recommending that larger and longer premarket clinical trials and longer follow-up for post-approval studies are needed. The panel also recommended that, until more data on off-label use of drug-eluting stents is available, drug-eluting stent labels should indicate that when drug-eluting stents are used off-label patient outcomes may not be the same as the results observed in clinical trials used to support marketing approval.

In a January 25, 2006 corporate warning letter (the “FDA Letter”), the FDA advised BSC that it had not adequately corrected significant regulatory deficiencies previously cited by the FDA in three site-specific warning letters issued to BSC. As stated in the FDA Letter, the FDA may not grant BSC’s request for foreign exportation certificates or approve applications for devices reasonably related to the deficiencies cited by the FDA until these deficiencies are resolved. BSC has disclosed that it expects to be ready for a re-inspection by the FDA by the end of the first quarter of 2007. If BSC is impaired in its ability to market and distribute TAXUS, whether due to a failure to comply with applicable regulatory requirements, discovery of a defect in the device, increased incidence of adverse events or identification of other safety issues, or previously-unknown problems with the manufacturing operations for TAXUS (any of which could, under certain circumstances, result in a manufacturing injunction), our revenues could be significantly reduced. BSC’s failure to resolve these issues in a timely manner and to the satisfaction of the FDA and other regulatory authorities, or the occurrence of similar problems in the future, could delay the anticipated launch of TAXUS Liberté in the U.S. in 2007 and could have a significant impact on our royalty revenue from sales of TAXUS. Additionally, BSC may terminate the 1997 License Agreement under certain circumstances, including, if BSC is unable to acquire a supply of paclitaxel at a commercially reasonable price, if BSC reasonably determines that the paclitaxel-eluting coronary stent is no longer commercially viable, or if our license agreement with the National Institutes of Health (“NIH”), certain of which rights are sublicensed to BSC, terminates. During the year ended December 31, 2006, revenue from BSC represented approximately 51% of our total revenue from continuing operations.

The amounts payable by BSC to us vary from 1% to 9% of net sales depending on various factors, including volume of sales from time to time. From these amounts, we must pay certain royalties to our licensors, including the NIH and the University of British Columbia (“UBC”), under license agreements. The average gross royalty rate earned in the year ended December 31, 2006 on BSC’s sales for the period October 1, 2005 to September 30, 2006 was 7.9% for sales in the U.S. (as compared to 8.3% in the year ended December 31, 2005) and 6.0% for sales in other countries (as compared to 6.5% in the year ended December 31, 2005). There is no guarantee that royalty payments under the license agreement with BSC will continue, and demand for BSC’s paclitaxel-eluting coronary stent products could decline as a result of competition, technological change, reimbursement or other factors.

We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs.

Successful integration of AMI into our business depends upon our management’s continued ability to manage the combined operations effectively and to benefit from increased manufacturing and sales and marketing capabilities, product synergies and revenue diversification. The AMI acquisition substantially increased the scale and scope of our operations. In connection with the integration of AMI, we must manage the creation of new divisions, or the consolidation or elimination of divisions, in our business and expand the functions currently performed by us. In particular, AMI has significant manufacturing operations and capacity, marketing and dedicated sales teams and highly fragmented operations, including manufacturing facilities located in four different countries and approximately 1,400 employees. The integration process involves complex operational and personnel-related challenges. This process is time-consuming and expensive. It may require a longer than expected time frame to achieve integration and integration may not result in the benefits, in the times or amounts, we currently expect.

Other risks that may result from the AMI acquisition include:

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difficulties associated with integrating into our business and operations the operations and personnel of AMI;

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potential disruption of both companies’ business;

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inability to introduce new products into the marketplace or maintain or increase current sales levels of existing products;

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inability to maintain a competitive product offering;

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diversion of management’s attention and other resources;

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successful integration may be more complex and require a longer time frame to achieve;

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inability of the companies to maintain uniform standards, controls, procedures and policies;

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difficulties associated with attracting and retaining key personnel;

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loss of customers;

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unanticipated costs of terminating or relocating facilities and operations; and

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unanticipated issues in integrating information, communications and other systems.

We have only recently achieved profitability and may not be able to maintain profitability.

We began operations in 1992 and have incurred a loss from operations in each of the years of our existence except for fiscal 2004 and 2006. As of December 31, 2006, our accumulated deficit was $41.0 million. Our ability to maintain profitability will depend on, among other things, the successful integration of acquired operations, and the successful commercialization of new technologies.

While we believe that our available cash, working capital and cash generated from operations should be sufficient to meet our operating and capital needs for the foreseeable future, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; expenses associated with litigation; costs associated with integrating AMI; and potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to satisfy the funding of our current research and development programs, to repay or refinance our indebtedness, to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval contractual obligations, to meet other operating and capital requirements, to complete the integration of AMI, or for potential acquisitions and in-licensing of technologies. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of equity or debt.

If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products and medical devices. Using our drug candidates or devices in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs or devices, if any, that receive regulatory approval for commercial sale. In addition, some of the products we manufacture and sell are designed to be implanted in the human body for varying periods of time. Even if a drug or device were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product-related risks or product-related information or other safety issues with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient.

In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount in damages. A recall of some of our products could result in exposure to additional product liability claims, lost sales and significant expense to perform the recall. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, including not only actual damages, but also punitive damages. The magnitude of the potential loss relating to these types of lawsuits may remain unknown for substantial periods of time. In addition, the cost to defend against any future litigation may be significant.

We do not have insurance covering our costs and losses as a result of any recall of products or devices incorporating our technologies whether such recall is instituted by a device manufacturer or us as required by a regulatory agency.  Insurance to cover costs and losses associated with product recalls is expensive.  If we seek insurance covering product recalls in the future it may not be available on acceptable terms.  Even if obtained, insurance may not fully protect us against potential liability or cover our losses. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

We do have insurance covering product liability.  However, our insurance may not fully protect us from potential product liability claims.  If a product liability claim or a series of claims is brought against us in excess of our insurance coverage, our business could suffer.  Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy.

Our success depends on the successful commercialization of our technology.

The successful commercialization of our technology is crucial for our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product. Medical devices, pharmaceutical applications and surgical implants utilizing our technology are in various stages of clinical and commercial development and face a variety of risks and uncertainties. Principally, these risks include the following:

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Future clinical trial results may show that some or all of our technology, or the technology of our strategic collaborators that incorporate our technology, is not safe or effective.

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Even if our technology is shown to be safe and effective, we and our strategic collaborators may face significant or unforeseen difficulties in manufacturing our medical devices or the medical devices and surgical implants that use our technology. These difficulties may become apparent when we or our strategic collaborators manufacture the medical devices or surgical implants on a small scale for clinical trials and regulatory approval or may only become apparent when scaling-up the manufacturing to commercial scale;.and

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Even if our technology-based products are successfully developed, receive all necessary regulatory approvals and are commercially produced, there is no guarantee that there will be market acceptance of them or that they will not cause unanticipated side effects in patients. For example, if drug-eluting stents are found to cause, or are perceived to be the cause of, blood clots in patients, then sales of our drug-eluting stent products may be adversely affected. In addition, there is no guarantee that there will be market acceptance of our products. Our ability to achieve market acceptance for any of our products will depend on a number of factors, including whether or not competitors may develop technologies which are superior to or less costly than our technology-based products, and whether governmental and private third-party payers provide adequate coverage and reimbursement for our products, with the result that our technology-based products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our technology for some other reason, it would likely seriously harm our ability to generate revenue.

We depend on our strategic collaborators for the development, regulatory approval, testing, manufacturing and the potential commercialization of our products.

Historically, our strategy has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. For instance, we collaborate with BSC and Cook to develop and market paclitaxel-eluting coronary and peripheral stents, and with Baxter to manufacture and market our CoSeal® and Adhibit™ products. Strategic collaborators, both existing (particularly BSC) and those that we may collaborate with in the future, are or may be essential to the development of our technology and potential revenue and we have little control over or access to information regarding our collaborators’ activities with respect to our products.

Our strategic collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including:

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failure of a strategic collaborator to continue, or delays in, its funding, research, development and commercialization activities;

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the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs;

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the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and

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the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in our terminating applicable licensing arrangements.

We have and we expect that we will continue to enter into licensing agreements with third parties to give us access to technologies that we may use to develop products through our strategic collaboration and partnership arrangements. The technologies governed by these license agreements may be critical to our ability to maintain our competitive advantage in our existing products and to develop future products. For example, through licenses with the NIH and UBC, we have been granted access to technologies that have contributed to the development of the TAXUS paclitaxel-eluting coronary stent.

Pursuant to terms of existing license agreements, licensors will have the ability under certain specified circumstances to terminate the license. Events which may allow licensors to exercise these termination provisions include our bankruptcy, sub-licensing without the licensor’s consent, a transaction which results in our change of control, failure to use the required level of diligence efforts to develop, market and sell products based on the licensed technology, our inability to maintain adequate levels of insurance with respect to the licensed technologies or other acts or omissions that may constitute a breach by us of our license agreement. In addition, any failure to continue to have access to these technologies may materially affect the benefits that we currently derive from the collaboration and partnership arrangements and may negatively impact our results and operations.

We may utilize others to manufacture products that use our technology, and we intend to contract with third-party manufacturers to produce commercial quantities of our potential products but we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement, the commercialization of our products could be delayed. If third parties cannot deliver commercial quantities of our products in a timely manner, our revenues could be significantly reduced.

We also may elect to perform manufacturing operations internally. Developing additional commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. While we expect to extend AMI’s manufacturing capabilities to other parts of our business, we may not be able to achieve this efficiently or timely given the numerous challenges associated with the integration process. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or leveraging AMI’s manufacturing capabilities or obtaining necessary approvals in a timely manner or at all.

If our process related to product development does not result in an approved and commercially successful product, our business could be adversely affected.

We focus our research and development activities on areas in which we have particular strengths. The outcome of any development program is highly uncertain, notwithstanding how promising a particular program may seem. Success in preclinical and early-stage clinical trials may not necessarily translate into success in large scale clinical trials. Further, to be successful in clinical trials, increased investment will be necessary, which will adversely affect our short-term profitability.

In addition, we will need to obtain and maintain regulatory approval in order to market new products. Notwithstanding the outcome of clinical trials for new products, regulatory approval may not be achieved. The results of clinical trials are susceptible to varying interpretations that may delay, limit or prevent approval or result in the need for post-marketing studies. In addition, changes in regulatory policy for product approval during the period of product development and review by regulators of a new application may cause delays or rejection. Even if we receive regulatory approval, this approval may include limitations on the indications for which we can market the product. There is no guarantee that we will be able to satisfy the needed regulatory requirements, and we may suffer a significant variation from planned revenue as a result.

Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

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the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;

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patients do not enroll in clinical trials at the rate we expect;

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patients are not followed-up at the rate we expect;

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patients experience adverse side effects or events related to our products;

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patients die or suffer adverse medical effects during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may or may not be related to our product candidates;

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regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;

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the failure of our manufacturing process to produce finished products which conform to design and performance specifications;

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changes in governmental regulations or administrative actions;

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the interim results of the clinical trial are inconclusive or negative;

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pre-clinical or clinical data is interpreted by third parties in different ways; or

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our trial design, although approved, is inadequate to demonstrate safety and/or efficacy.

Clinical trials may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient follow-up in clinical trials depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures to assess the safety and effectiveness of our stents, or they may be persuaded to participate in contemporaneous trials of competitive products. Delays in patient enrollment or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial.

Our clinical trial costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel the entire program.

Pre-clinical development is a long, expensive and uncertain process, and we may terminate one or more of our pre-clinical development programs.

We may determine that certain pre-clinical product candidates or programs do not have sufficient potential to warrant the allocation of resources. Accordingly, we may elect to terminate our programs for such product candidates. If we terminate a pre-clinical program in which we have invested significant resources, our prospects will suffer, as we will have expended resources on a program that will not provide a return on our investment and will have missed the opportunity to have allocated those resources to potentially more productive uses.

We may not be able to protect our intellectual property or obtain necessary intellectual property rights from third parties, which could adversely affect our business.

Our success depends, in part, on ensuring that our intellectual property rights are covered by valid and enforceable patents or effectively maintained as trade secrets and our ability to detect violations of our intellectual property rights and enforce such rights against others.

The validity of our patent claims depends, in part, on whether prior art references described or rendered obvious our inventions as of the filing date of our patent applications. We may not have identified all prior art, such as U.S. and foreign patents or published applications or published scientific literature, that could adversely affect the validity of our issued patents or the patentability of our pending patent applications. For example, patent applications in the U.S. are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside the U.S. are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications related to, our technology. In the event that a third party has also filed a U.S. patent application covering a similar invention, we may have to participate in an adversarial proceeding, known as an interference, declared by the U.S. Patent Office to determine priority of invention in the U.S. It is possible that we may be unsuccessful in the interference, resulting in a loss of some portion or all of our U.S. patent positions. The laws in some foreign jurisdictions do not protect intellectual property rights to the same extent as in the U.S., and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We have filed and are pursuing patent applications in Canada, the U.S. and other jurisdictions. We have developed, licensed or acquired more than 240 U.S. patents and have over 240 pending U.S. patent applications that cover various aspects of our technology, where many of these patents and applications have foreign counterparts. We may not be able to obtain patent protection for key elements of our technology, as the patent positions of pharmaceutical, biotechnology and medical device companies are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved. For example, no consistent policy has emerged regarding the scope of health-related patent claims that are granted by the U.S. Patent Office or enforced by the U.S. federal courts. Rights under any of our issued patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes. In addition, even if a patent is issued, the coverage claimed in a patent application may be significantly reduced in the patent as granted.

There can be no assurance that:

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patent applications will result in the issuance of patents;

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additional proprietary products developed will be patentable;

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licenses we have obtained from third parties that we use in connection with our technology will not be terminated;

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patents issued will provide adequate protection or any competitive advantages;

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patents will not be successfully challenged by any third parties; or

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the patents of others will not impede our or our collaborators’ ability to commercialize our technology.

For example, the drug paclitaxel is itself not covered by composition of matter patents. Therefore, although we are developing an intellectual property portfolio around the use of paclitaxel for intended commercial applications, others may be able to engage in off-label use of paclitaxel for the same indications, causing us to lose potential revenue. Furthermore, others may independently develop similar products or technologies or, if patents are issued to us, design around any patented technology developed by us, which could affect our potential to generate revenues and harm our results of operations.

Patent protection for our technology may not be available based on prior art. The publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a consequence, there may be uncertainty as to whether we or a third party were the first creator of inventions covered by issued patents or pending patent applications or that we or a third party were the first to file patent applications for such inventions. Moreover, we might have to participate in interference proceedings declared by the U.S. Patent Office, or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the outcome were favorable. An unfavorable outcome in an interference or opposition proceeding could preclude us, our collaborators and our licensees from making, using or selling products using the technology or require us to obtain license rights from prevailing third parties. We do not know whether any prevailing party would offer us a license on commercially acceptable terms, if at all. We may also be forced to pay damages or royalties for our past use of such intellectual property rights, as well as royalties for any continued usage.

As part of our patent strategy, we have filed a variety of patent applications internationally. Oppositions have been filed against various granted patents that we either own or license and which are related to certain of our technologies. On January 25, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our European Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems and Sahajanand Medical Technologies Pvt. Ltd. (“SMT”)) subsequently submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal. At an oral hearing on March 14, 2007, the European Patent Office held that these Notices of Intervention and of Appeal were inadmissible. With respect to European Patent No. EP0711158 (which Angiotech licenses from the NIH) the European Patent Office has scheduled an Oral Hearing for October 25, 2007. The oppositions against European Patent Nos. EP0809515, EP0975340 and EP1155690 are at an early stage, with briefs being exchanged. On September 29, 2006 and October 4, 2006, oppositions were filed by three parties against European Patent No. EP1118325 (which Angiotech licenses from NIH), and the parties are waiting for the European Patent Office to take further action. Beginning on December 21, 2006, six parties filed oppositions to the grant of EP1407786, where Angiotech licenses this patent from Scimed Life Systems, Inc. On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 523799, and we have indicated our intent to defend an amended form of this patent. The grant of European Patent No. EP0830100, which relates to our ePTFE vascular graft products, was opposed with an Oral Hearing conducted on September 28, 2006. At the end of the Hearing, the European Patent Office determined that an amended form of the patent was valid. The opponent appealed this decision. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech has appealed this decision to Japan’s Intellectual Property High Court, and a hearing was held on December 11, 2006. As a result of that hearing, Angiotech and the Japanese Patent Office were each asked to file an additional brief with the court, and the next hearing date was scheduled for April 17, 2007. The ultimate outcomes of these oppositions, including possible appeals, are uncertain at this time.

Our future success and competitive position depend in part on our ability to obtain and maintain certain proprietary intellectual property rights used in our approved products and principal product candidates. Any such success depends in part on effectively prosecuting claims against others who we believe are infringing our rights and by effectively defending claims of intellectual property infringement brought by our competitors and others. The stent-related markets have experienced rapid technological change and obsolescence in the recent past, and our competitors have strong incentives to stop or delay us from introducing new products and technologies. See “—We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.”

We do not know whether the patents that we have received or licensed or may be able to obtain or license in the future, would be held valid or enforceable by a court or whether a competitor’s technology or product would be found to infringe such patents. Further, we have no assurance that third parties will not properly or improperly modify or terminate any license they have granted to us.

We have obtained licenses from third parties with respect to their intellectual property that we use in connection with our technology. However, we may need to obtain additional licenses for the development of our current or future products. Licenses may not be available on satisfactory terms or at all. If available, these licenses may obligate us to exercise diligence in bringing our technology to market and may obligate us to make minimum guarantee or milestone payments. These diligence and milestone payments may be costly and could seriously harm our business. We may also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and may be responsible for the costs of filing and prosecuting patent applications. These costs could affect our results of operations and decrease our earnings.

Certain of our key technology includes trade secrets and know-how that may not be protected by patents. There can be no assurance that we will be able to protect our trade secrets. To help protect our rights, we undertake to require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that all employees, consultants, advisors and collaborators have signed such agreements, or that these agreements will adequately protect our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, any confidentiality agreements in existence may be breached and we may not have adequate remedies for any such breach. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us.

Compulsory licensing and/or generic competition may affect our business in certain countries.

In a number of countries governmental authorities and other groups have suggested that companies which manufacture medical products (i.e., pharmaceuticals and medical devices) should make products available at a low cost. In some cases, governmental authorities have held that where a pharmaceutical or medical device company does not do so, their patents might not be enforceable to prevent generic competition. Alternatively, some governmental authorities could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products, thereby reducing our sales or the sales of our licensee(s). In all of these situations, the results of our operations in these countries could be adversely affected.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we intend to pursue all cost-efficient strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.

For example, on February 1, 2005, we announced that, together with BSC, we commenced a legal action in the Netherlands against Conor for patent infringement of the Netherlands-equivalent of EP0706376. The Dutch Court has scheduled a Hearing for this lawsuit on June 8, 2007. On February 18, 2005, a claim was filed by Conor in a court in the United Kingdom alleging that the U.K.-equivalent of EP0706376 is invalid and seeking to have that patent revoked. Trial on this issue was held in the United Kingdom in October 2005 and in December 2005. On February 24, 2006, the court held that this U.K. patent was invalid. We appealed this decision by the High Court of Justice; however, our appeal was dismissed by the U.K. Court of Appeal in a Judgment dated January 16, 2007. An appeal to the House of Lords was lodged on February 13, 2007. On March 31, 2005, a claim was filed by Conor in a court in Australia, alleging invalidity of three of our Australian patents. A bifurcated trial in this Australian patent revocation action was subsequently scheduled. At the first trial on March 12, 2007, the Australian Court determined that the issues would be heard jointly at a second trial scheduled for September 17 through October 26, 2007. On April 4, 2005, we along with BSC commenced legal action in the Netherlands against SMT for patent infringement of the Netherlands-equivalent of EP0706376. A hearing was held on March 10, 2006, and the court issued a decision on May 3, 2006, finding the patent valid and the activity of SMT to be an infringement of the patent. SMT appealed this decision, but a date for the appeal hearing has not yet been set. In November 2005, Conor commenced a legal action in the Netherlands against us, asserting that the Netherlands patent which corresponds to our EP0706376 patent is invalid and should be revoked. A hearing on both the patent validity issue and the issue of whether Conor’s CoStar™ stent infringes at least one claim of the Netherlands-equivalent to EP0706376 occurred on October 27, 2006, in the Hague. The Court issued their decision on January 17, 2007 finding that the patent contains a valid claim which was infringed by the state of Conor’s CoStar stent. Conor was enjoined from selling CoStar in the Netherlands. The Court requested that various submissions be made by April 18, 2007 in regard to potential claim amendments. In December 2005, BSC and we initiated a Preliminary Proceedings action against Occam International BV and its parent company Biosensors BV requesting a preliminary injunction for infringement of the Netherlands-equivalent of EP0706376. A hearing was held on January 13, 2006, and the court issued a judgment on January 27, 2006, denying the relief requested by us. BSC and Angiotech filed an appeal to this judgment on February 24, 2006. The outcomes of these legal proceedings are uncertain at this time. JNJ recently acquired Conor and we are uncertain what effect, if any, the acquisition will have on our legal proceedings against Conor.

On September 9, 2005, DePuy Mitek, Inc., filed suit against Arthrex Inc. and Pearsalls Limited (“Pearsalls”), one of AMI’s subsidiaries, for infringement of DePuy Mitek’s patent which relates to certain sutures (U.S. Patent No. 5,314,446). On September 26, 2006, both Markman and Summary Judgment Hearings were held, and the Court has taken the matter under advisement with no date for further action being set. Arthrex has indemnified Pearsalls against any potential damages regarding sale of FiberWire products, and will pay for the cost of this defense. Also, on July 2, 2004, Dr. Gregory W. Baran filed a complaint for willful patent infringement against one of AMI’s subsidiaries, Medical Device Technologies, Inc. A Markman hearing to construe the claims of the asserted patents (U.S. Patent No. 5,025,797 and U.S. Patent No. 5,400,798) was held in December 2005, and a decision is awaited.

We intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others.

Our involvement in intellectual property litigation could result in significant expense, adversely affecting the development of product candidates or sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources and intellectual property litigation may be used against us as a means of gaining a competitive advantage. Competing parties frequently file multiple suits to leverage patent portfolios across product lines, technologies and geographies and to balance risk and exposure between the parties. Uncertainties resulting from the initiation and continuation of any litigation could affect our ability to continue our operations. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

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pay substantial damages or back royalties;

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cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

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expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

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discontinue processes incorporating infringing technology; or

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obtain licenses to the infringed intellectual property.

We cannot assure you that we will be successful in developing or acquiring non-infringing intellectual property or that necessary licenses will be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we cannot develop or acquire such intellectual property or obtain such licenses, we could encounter delays in any introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings with the U.S. Patent Office, or other proceedings outside the U.S., including oppositions, to determine priority of invention or patentability, which could result in substantial cost to us even if the eventual outcome were favorable.

Our ability to operate could be hindered by the proprietary rights of others.

A number of pharmaceutical, biotechnology and medical device companies as well as research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with or adversely affect our technologies or intellectual property rights, including those that we license from others. We are aware of other parties holding intellectual property rights that may represent prior art or other potentially conflicting intellectual property, including stents coated with agents intended to reduce restenosis. Any conflicts with the intellectual property of others could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our current or future patent applications altogether.

If patents that cover our activities are issued to other persons or companies, we could be charged with infringement. In the event that other parties’ patents cover any portion of our activities, we may be forced to develop alternatives or negotiate a license for such technology. We do not know whether we would be successful in either developing alternative technologies or acquiring licenses upon reasonable terms, if at all. Obtaining any such licenses could require the expenditure of substantial time and other resources and could harm our business and decrease our earnings. If we do not obtain such licenses, we could encounter delays in the introduction of our products or could find that the development, manufacture or sale of products requiring such licenses is prohibited.

Technological advances and evolving industry standards could reduce our future product sales, which could cause our revenues to grow more slowly or decline.

The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions and enhancements. The emergence of new industry standards in related fields may adversely affect the demand for our products. This could happen, for example, if new standards and technologies emerged that were incompatible with customer deployments of our applications. In addition, any compounds, products or processes that we develop may become obsolete or uneconomical before we recover any of the expenses incurred in connection with their development. We cannot assure you that we will succeed in developing and marketing product enhancements or new products that respond to technological change, new industry standards, changed customer requirements or competitive products on a timely and cost-effective basis. Additionally, even if we are able to develop new products and product enhancements, we cannot assure you that they will achieve market acceptance.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no such claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

We may incur significant costs complying with environmental laws and regulations.

Our research and development processes and manufacturing operations involve the use of hazardous materials. We are subject to federal, state, provincial, local and other laws and regulations in the countries in which we operate or sell our products, which govern the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident or the discovery of pre-existing contamination at one or more of our facilities, we could be held liable for any damages that result and any such liability could exceed our resources. We may not be specifically insured with respect to this liability, and we do not know whether we will be required to incur significant costs to comply with environmental laws and regulations in the future, or whether our operations, business or assets will be harmed by current or future environmental laws or regulations.

We face and will continue to face significant competition.

Competition from pharmaceutical companies, medical device companies, biotechnology companies and academic and research institutions is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities, experience conducting clinical trials and financial, scientific, manufacturing, sales and marketing resources and experience than our company. Some of these competitors include JNJ, Guidant Corporation, Genzyme Corporation, Baxter, Abbott Laboratories, BSC, Medtronic, Inc., Wyeth, Inc., Novartis AG, C.R. Bard, the Allegiance division of Cardinal Health, Inc., Bausch & Lomb, and Tyco Ltd., among others. We also face competition from non-medical device companies, such as pharmaceutical companies, which may offer non-surgical alternative therapies for disease states which are currently or intended to be treated using our products. Other companies may:

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develop and obtain patent protection for products earlier than us;

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design around patented technology developed by us;

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obtain regulatory approvals for such products more rapidly;

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have greater manufacturing capabilities and other resources;

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have larger or more experienced sales forces;

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develop more effective or less expensive products; or

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have greater success in obtaining adequate third-party payer coverage and reimbursement for their competing products.

While we intend to expand our technological capabilities in order to remain competitive, there is a risk that:

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research and development by others will render our technology or product candidates obsolete or non-competitive;

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treatments or cures developed by others will be superior to any therapy developed by us; and

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any therapy developed by us will not be preferred to any existing or newly-developed technologies.

The commercial potential of our products and product candidates will be significantly limited if we are not able to obtain adequate levels of reimbursement or market acceptance for them.

Our ability to commercialize human therapeutic products and product candidates successfully will depend in part on the extent to which coverage and reimbursement for such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payers or supported by the market for these products. There can be no assurance that third-party payers’ coverage and reimbursement will be available or sufficient for the products we might develop.

Third party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. These cost containment measures, if instituted in a manner affecting the coverage of or payment for our products, could have a material adverse effect on our ability to operate profitably. In some countries in the EU and in the U.S., significant uncertainty exists as to the reimbursement status of newly-approved healthcare products, and we do not know whether adequate third-party coverage and reimbursement will be available for us to realize an appropriate return on our investment in product development, which could seriously harm our business. In the U.S., while reimbursement amounts previously approved appear to have provided a reasonable rate of return, there can be no assurance that our products will continue to be reimbursed at current rates or that third party payers will continue to consider our products cost-effective and provide coverage and reimbursement for our products, in whole or in part.

We cannot be certain that our products will gain commercial acceptance among physicians, patients and third party payers, even if necessary international and U.S. marketing approvals are maintained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our products, and we do not know whether these recommendations or endorsements will be obtained. We also believe that surgeons will not use these products unless they determine, based on clinical data and other factors, that the clinical benefits to patients and cost savings achieved through use of these products outweigh their cost. Acceptance among physicians may also depend upon the ability to train surgeons and other potential users of our products and the willingness of such users to learn these relatively new techniques.

Future legislation or regulatory changes to, or consolidation in, the healthcare system may affect our ability to sell our product profitably.

There have been, and we expect there will continue to be, a number of legislative and regulatory proposals to change the healthcare system, and some could involve changes that could significantly affect our business. Efforts by governmental and third-party payers to reduce health care costs or the announcement of legislative proposals or reforms to implement government controls could cause a reduction in sales or in the selling price of our products, which would seriously harm our business. Additionally, initiatives to reduce the cost of healthcare have resulted in a consolidation trend in the healthcare industry, including hospitals. This in turn has resulted in greater pricing pressures and the exclusion of certain suppliers from certain market segments as consolidated groups such as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, and third-party reimbursement policies will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers and competitors, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

We must receive regulatory approval for each of our product candidates before they can be sold commercially in Canada, the U.S. or internationally, which can take significant time and be very costly.

The development, manufacture and sale of medical devices and human therapeutic products in Canada, the U.S. and internationally is governed by a variety of statutes and regulations. These laws require, among other things:

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approval of manufacturing facilities and practices;

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adequate and well-controlled research and testing of products in pre-clinical and clinical trials;

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review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to good manufacturing practices during production and storage; and

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control of marketing activities, including advertising and labeling.

The product candidates currently under development by us or our collaborators will require significant research, development, pre-clinical and clinical testing, pre-market review and approval, and investment of significant funds prior to their commercialization. We are dependent on our collaborators for regulatory approval and compliance, and have little or no control over these matters. The process of completing clinical testing and obtaining such approvals is likely to take many years and require the expenditure of substantial resources, and we do not know whether any clinical studies by us or our collaborators will be successful, that regulatory approvals will be received, or that regulatory approvals will be obtained in a timely manner. Despite the time and resources expended by us, regulatory approval is never guaranteed. Even if regulatory approval is obtained, regulatory agencies may limit the approval to certain diseases, conditions or categories of patients who can use them.

If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful, it could seriously harm our business.

The products and manufacturing facilities of AMI that have regulatory approval, as well as any of our products and manufacturing facilities that may receive regulatory approval, are or will be subject to ongoing regulation.

We currently manufacture Lifespan® Vascular Grafts, for sale by Edwards Lifesciences Corporation (“Edwards”) in our Laguna Hills, CA facility, specialty coatings for use with medical device products at our Henrietta, NY facility and we rely on our collaborators for the manufacture of some of our other products. In addition, with the AMI acquisition, we have acquired AMI’s significant manufacturing facilities both in the U.S. and abroad. Our and our collaborators’ manufacturing practices may not satisfy regulatory requirements. As we contract with third parties for manufacturing of a significant portion of our products, our ability to control third-party compliance with FDA and other regulatory requirements will be limited to contractual remedies and rights of inspection. Our failure or the failure of third party manufacturers to comply with regulatory requirements applicable to our products may result in legal or regulatory action by those regulatory authorities. There can be no assurance that our or our collaborators’ manufacturing processes will satisfy GMP or ISO requirements.

In addition, there may be uncertainty as to whether or not we or others who are involved in the manufacturing process will be able to make the transition to commercial production. A failure to achieve regulatory approval for manufacturing facilities or a failure to make the transition to commercial production for our products will harm our prospects, business, financial condition and results of operations. We do not have a history of experience operating significant manufacturing facilities. See “—We may not be successful in integrating the operations of AMI into our operations, or we may be delayed in doing so, which may lead to higher operating costs” for a discussion of risks associated with integrating AMI’s manufacturing facilities.

AMI’s products and manufacturing operations are subject to extensive regulation in the U.S. by the FDA and by similar regulatory agencies abroad. Ongoing regulation includes compliance with an array of manufacturing and design controls and testing, quality control, storage and documentation procedures. Regulatory agencies may also require expensive post-approval studies. Any adverse events associated with our products must also be reported to regulatory authorities. If deficiencies in our or our collaborators’ manufacturing and laboratory facilities are discovered, or we or our collaborators fail to comply with applicable post-market regulatory requirements, a regulatory agency may close the facility or suspend manufacturing. With respect to products manufactured by third party contractors, we are, and we expect to continue to be, dependent on our collaborators for continuing regulatory compliance and we may have little or no control over these matters.

If we are unable to fully comply with federal and state “fraud and abuse laws”, we could face substantial penalties, which may adversely affect our business, financial condition and results of operations.

We are subject to various laws pertaining to health care fraud and abuse, including the federal Anti-Kickback Statute, physician self-referral laws, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, the federal False Statements Statute, and state law equivalents to these federal laws, which may not be limited to government-reimbursed items and may not contain identical exceptions. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, civil and criminal penalties, damages, fines, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and the curtailment or restructuring of operations. Any action against us for violation of these laws could have a significant impact on our business.  In addition, we are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”).  We have a network of approximately 160 distributors.  Any action against us for violation by us or our distributors of this act could have a significant impact on our business.

We may be unsuccessful in marketing, selling and distributing certain of our products.

We distribute a number of our products worldwide. If our distribution personnel or methods are not sufficient to ensure we have supply to meet demand for our products or if there is a quality control failure with our products, it could harm our prospects, business, financial condition and results of operations.

Prior to the AMI acquisition, we had limited experience in marketing and selling our products. In order to achieve commercial success for our approved products, we may have to develop an effective marketing and sales force, or we will have to successfully integrate the sales and marketing operations of AMI, or enter into further arrangements with third parties to market and sell our products. If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful. Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our products will reduce our ability to generate revenues. While we expect to benefit from AMI’s marketing and sales infrastructure, we may not be able to do so effectively or in the near-term given the difficulties associated with integration.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare industry companies, including medical device companies, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our consolidated earnings, financial condition or cash flows would suffer.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2004, we commenced reporting our operating results and financial position in U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.

Our operations are in some instances conducted in currencies other than the U.S. dollar and fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses. In addition to the U.S. dollar, we currently conduct operations in Canadian dollars, Swiss francs, Danish krone, U.K. pound sterling, and Costa Rican colon. Exchange rate fluctuations may reduce our future operating results. In the year ended December 31, 2006, we reported $515,000 of foreign exchange gains due to foreign currency fluctuations, compared to $1.1 million in the same period in 2005.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in U.S. and Canadian dollars, Swiss francs, Danish krone, U.K. pound sterling, and Costa Rican colon, and earn a significant portion of our license and milestone revenues in U.S. dollars. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

Acquisition of companies or technologies may result in disruptions to our business.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things, higher than anticipated acquisition costs and expenses, the difficulty and expense of integrating the operations and personnel of the companies and the loss of key employees and customers as a result of changes in management.

In addition, geographic distances may make integration of acquired businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.

If significant acquisitions are made for cash consideration, we may be required to use a substantial portion of our available cash, cash equivalents and short-term investments. Future acquisitions by us may cause large one-time expenses or create goodwill or other intangible assets that could result in significant asset impairment charges in the future. Acquisition financing may not be available on acceptable terms, if at all.

We may not generate sufficient cash flow from any of our future permitted acquisitions to service our indebtedness.

In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead or the acquisition of products and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from any future permitted acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

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the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

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the potential disruption of our ongoing business;

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the diversion of management’s attention and other resources;

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the possible inability of management to maintain uniform standards, controls, procedures and policies;

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the risks of entering markets in which we have little or no experience;

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the potential impairment of relationships with employees;

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the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

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the possibility that the acquired business or products do not perform as expected.

If we fail to hire and retain key management, scientific and technical personnel, we may be unable to successfully implement our business plan.

We are highly dependent on our senior management and scientific and technical personnel. The competition for qualified personnel in the healthcare field is intense, and we rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. Our ability to manage growth effectively will require continued implementation and improvement of our management systems and the ability to recruit and train new employees. We may not be able to successfully attract and retain skilled and experienced personnel, which could harm our ability to develop our product candidates and generate revenues. In addition, the success of the Acquisition is dependent on our continued ability to retain key employees at various levels of AMI and its subsidiaries not only through the integration period but beyond. If we are unable to continue to retain key AMI employees or provide them with performance incentives through equity plans, employment agreements or otherwise, the business of the combined company may be harmed and the integration of our two companies may be delayed or we may incur unanticipated expenses.

Risks Relating to our Indebtedness, Shares and Organization and Structure

Our existing and future permitted debt could adversely affect our operations.

As of December 31, 2006, we had outstanding $575 million of indebtedness, excluding accrued interest.  We are currently considering other facilities to replace the revolving portion of the credit facility that was terminated in connection with the issuance of the Senior Floating Rate Notes due 2013 (the “Floating Rate Notes”), but there can be no assurance that we will be able to obtain such a facility.  Excluding intercompany transactions, our subsidiaries that are not guarantors of the Floating Rate Notes accounted for approximately $13.2 million or 14%, and $38.5 million or 12%, of our total revenues from continuing operations for the three months and year ended December 31, 2006, respectively, and approximately $184.5 million or 15% of our total assets and approximately $32.4 million or 4% of our total liabilities as of December 31, 2006. The Floating Rate Notes and our 7.75% Senior Subordinated Notes due 2014 (the “Subordinated Notes”) are guaranteed by the same group of our subsidiaries.

The amount and terms of our indebtedness and other financial obligations could have important consequences for our operations. For example, it:

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could increase our vulnerability to general adverse economic and industry conditions;

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could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

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will require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities, including acquisitions permitted by our Subordinated Notes and the Floating Rate Notes;

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will limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

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could place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The Floating Rate Notes bear interest at rates that fluctuate with changes in certain prevailing benchmarks. If interest rates increase, we may be unable to meet our debt service obligations under the Floating Rate Notes and Subordinated Notes and other indebtedness.

Additionally, the terms of the indentures governing the Floating Rate Notes and the Subordinated Notes permit us to obtain and incur indebtedness under a new revolving credit facility, and if we incur such indebtedness the risk outlined above could be exacerbated.

We and our subsidiaries are permitted to incur substantially more debt, which could further exacerbate the risks associated with our leverage.

The terms of the indentures governing the Floating Rate Notes and our Subordinated Notes expressly permit the incurrence of additional amounts of debt for specified purposes. For example, if we are successful in obtaining commitments for a new revolving credit facility, all borrowings under that facility will rank senior to the Floating Rate Notes and Subordinated Notes and the guarantees, to the extent of the value of the assets securing such borrowings.  Moreover, the indentures governing the Floating Rate Notes and the Subordinated Notes do not impose any limitation on our incurrence of liabilities that are not defined as “Indebtedness” under such indentures (such as trade payables). If new debt or other liabilities are added to our and our subsidiaries’ current levels of debt, the related risks that we and they now face could be exacerbated.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

Our ability to make payments on and refinance our debt, including the Floating Rate Notes, the Subordinated Notes and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions, factors related to the integration of AMI into our business, and to financial, business and other factors beyond our control. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, including the Floating Rate Notes and the Subordinated Notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including the Floating Rate Notes and our Subordinated Notes, sell any such assets or obtain such additional financing on commercially reasonable terms or at all. Additionally, because the indentures governing the Floating Rate Notes and the Subordinated Notes require that, upon the occurrence of a “change of control,” as defined in the indentures, we must make an offer to repurchase the Floating Rate Notes and the Subordinated Notes, respectively, at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.  In the event that we were required to repurchase the Floating Rate Notes and the Subordinated Notes pursuant to our offer, such repurchase could result in the use of a significant amount of our available cash.

The right to receive payments on the Floating Rate Notes and Subordinated Notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

Some of our subsidiaries (including some of our foreign subsidiaries) do not and will not guarantee the Floating Rate Notes or the Subordinated Notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Excluding intercompany transactions, our subsidiaries that are not guarantors of the Floating Rate Notes or Subordinated Notes accounted for approximately $13.2 million or 14%, and $38.5 million or 12%, of our total revenues from continuing operations for the three months and year ended December 31, 2006, respectively, and approximately $184.5 million or 15% of our total assets and approximately $32.4 million or 4% of our total liabilities as of December 31, 2006.

The indentures governing the Floating Rate Notes and Subordinated Notes contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.

The indentures governing the Floating Rate Notes and the Subordinated Notes contain certain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•

incur, assume or guarantee additional indebtedness or issue preferred stock;

•

pay dividends or make other equity distributions to our stockholders;

•

purchase or redeem our capital stock;

•

make certain investments;

•

create liens;

•

sell or otherwise dispose of assets;

•

engage in transactions with our affiliates; and

•

merge or consolidate with another entity or transfer all or substantially all of our assets.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business, industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Although the indentures for the Floating Rate Notes and the Subordinated Notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of liabilities that are not considered “Indebtedness” under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as “Unrestricted Subsidiaries”. Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our leverage. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

We must offer to repurchase the Floating Rate Notes and the Subordinated Notes upon a change of control.

The indenture governing the Floating Rate Notes requires that, upon the occurrence of a “change of control,” as defined in the indenture, we must make an offer to repurchase the Floating Rate Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Certain events involving a change of control may result in an event of default under other indebtedness that we may incur in the future. An event of default under other indebtedness could result in an acceleration of such indebtedness and the foreclosure by the lenders on the collateral, if any, securing any such indebtedness. We cannot assure you that we would have sufficient resources to repurchase any of the Floating Rate Notes or Subordinated Notes or pay our obligations if the indebtedness under our other indebtedness, including the Subordinated Notes, were accelerated upon the occurrence of a change of control. The acceleration of indebtedness and our inability to repurchase all the tendered Floating Rate Notes or Subordinated Notes would constitute events of default under the indenture governing the Floating Rate Notes. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based upon a change of control or other defaults under such debt instruments.

U.S. federal and state statutes may restrict the enforceability of the guarantees to Floating Rate Note and Subordinated Note holders. These statutes allow creditors, under specific circumstances, to void guarantees, restrict a subsidiary’s ability to make payments thereon or the ability of a subsidiary to pay dividends or require noteholders to return payments received from guarantors.

Under U.S. federal bankruptcy law and provisions of state fraudulent transfer and corporate laws, there may be limitations on the enforceability of a guarantee. A guarantee may be characterized as a fraudulent transfer if the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•

received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•

was insolvent or rendered insolvent by reason of such incurrence; or

•

was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•

intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•

intended to hinder, delay or defraud creditors.

In addition, any payment by such a guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. Further, if a guarantor makes a payment under the guarantee within 90 days of a bankruptcy filing related to the guarantor, and such payment is made while the guarantor is insolvent, such payment may be required to be returned to the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•

the sum of its debts, including contingent liabilities, was greater than the then fair saleable value of all of its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•

it could not pay its debts as they become due.

Our stock price has been volatile, is likely to continue to be volatile and could decline substantially.

Our common shares have been, and are likely to continue to be, highly volatile. For example, in the 12 months ending December 31, 2006, shares of our common stock traded on the NASDAQ National Market and the Toronto Stock Exchange have closed at a high of $16.80 and CDN$19.29, respectively, and at a low of $7.98 and CDN$9.00, respectively. Our share price could fluctuate significantly in the future for various reasons, including the following:

•

future announcements concerning us or our competitors;

•

quarterly variations in operating results;

•

the introduction of new products or changes in product pricing policies by us or our competitors;

•

an acquisition or loss of significant customers, distributors and suppliers;

•

changes in earnings estimates by analysts;

•

changes in third-party reimbursement practices;

•

regulatory developments;

•

intellectual property developments;

•

reports of results of clinical trials;

•

the commencement of material litigation against us or our collaborators; or

•

fluctuations in the economy or general market conditions.

In addition, stock markets in general, and the market for shares of biopharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance of the affected companies. These broad market fluctuations may cause the market price for our common shares to decline. The market price of our common shares could decline below its current price and may fluctuate significantly in the future. These fluctuations may or may not be related to our performance or prospects.

In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.

 U.S. investors may not be able to obtain enforcement of civil liabilities against us.

We were formed under the laws of British Columbia, Canada. A substantial portion of our assets are located outside the U.S. In addition, a majority of the members of our board of directors and our officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon us or these persons or to enforce against us or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

Laws and provisions in our notice of articles and articles and shareholder rights plan could delay or deter a change in control.

Our notice of articles and articles allow for the issuance of preference shares. The board of directors may set the rights and preferences of any series of preference shares in its sole discretion without the approval of the holders of our common shares. The rights and preferences of the preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares also could have the effect of delaying or preventing a change of control of our company. In addition, under the Business Corporations Act (British Columbia), some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least three-quarters of the votes cast by our shareholders in aggregate or, in some cases, approved by at least three-quarters of the votes cast by holders of each class of shares.  In some cases, a business combination must be approved by a court. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their common shares provided they have followed the required procedures. There are at present no preference shares outstanding.

In addition, our shareholders adopted a shareholder rights plan which provides for substantial dilution to an acquiror unless either the acquiror makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding common shares, or the bid is otherwise approved by our board of directors.  This shareholder rights plan was amended and restated on June 9, 2005, and has a term of 9 years, subject to reconfirmation by the stockholders at the annual general meeting in 2008.

Furthermore, all of our executive officers have contractual rights under employment agreements to have their stock options vest immediately and obtain 12 to 24 months’ severance pay in the event of a change of control of our company.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in our company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for a World Trade Organization member, is CDN$281 million in 2007. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction.

Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our common shares.

DIVIDEND POLICY

We have never declared or paid any cash or share dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash or share dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for each of our three most recently completed financial years. This data should be read in conjunction with our audited consolidated financial statements, including the notes to the financial statements, and the risk factors set out in this annual information form.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2006	2005	2004
(in thousands of U.S.$)
REVENUE
Royalty revenue	$ 175,254	$ 189,203	$ 100,638
Product sales	138,590	5,334	8,281
License fees	1,231	5,111	17,312
	315,075	199,648	126,231
EXPENSES
License and royalty fees	25,605	28,345	18,072
Cost of goods sold – product sales	68,067	5,653	5,632
Research and development	45,393	31,988	26,659
Selling, general and administration	78,732	37,837	21,180
Depreciation and amortization	36,014	9,540	9,235
In-process research and development	1,042	54,957	6,375
	254,853	168,320	87,153
Operating income (loss)	60,222	31,328	39,078
Other income (expenses):
Foreign exchange gain (loss)	515	1,092	2,050
Investment and other income	6,235	10,006	5,668
Interest expense on long-term debt	(35,502)	-	-
Write-down of deferred financing costs	(9,297)	-	-
Write-down of investment	-	(5,967)	-
Total other income (expenses)	(38,049)	5,131	7,718
Income (loss) from continuing operations before income taxes	22,173	36,459	46,796
Income tax expense (recovery)	10,279	28,055	(6,183)
Net income (loss) from continuing operations before cumulative effect of change in accounting policy	11,894	8,404	52,979
Income (loss) from discontinued operations, net of income taxes	(7,708)	(9,591)	(527)
Cumulative effect of change in accounting policy	399
Net income (loss)	$ 4,585	$ (1,187)	$ 52,452

Basic net income (loss) per common share:
Continuing operations	$ 0.14	$ 0.10	$ 0.63
Discontinued operations	(0.09)	(0.11)	-
Total	$ 0.05	$ (0.01)	$ 0.63
Diluted net income (loss) per common share:
Continuing operations	$ 0.14	$ 0.10	$ 0.62
Discontinued operations	(0.09)	(0.11)	(0.01)
Total	$ 0.05	$ (0.01)	$ 0.61

Basic weighted average number of common shares outstanding (in thousands)	84,752	84,121	83,678
Diluted weighted average number of common shares outstanding (in thousands)	85,437	85,724	85,697

BALANCE SHEET INFORMATION

As at	December 31,	December 31,
(in thousands of U.S.$)	2006	2005
Cash, cash equivalents and short-term investments	108,617	195,442
Working capital	108,965	181,317
Total assets	1,205,874	494,694
Deficit	(41,022)	(45,607)
Total shareholders’ equity	482,833	462,680

QUARTERLY RESULTS

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters:

(in thousands of U.S.$, except per share data)	Three months ended December 31, 2006	Three months ended September 30, 2006	Three months ended June 30, 2006	Three months ended March 31, 2006
Total revenues	$93,253	$86,271	$93,606	$41,945
Operating income (loss)	14,060	16,478	18,123	11561
Net income (loss) for the period from continuing operations	(5,260)	7,404	2,170	7,580
Net income (loss) for the period	(11,703)	6,926	1,827	7,535

Basic income (loss) per share:
Continuing operations	(0.06)	0.09	0.02	0.09
Discontinued operations	(0.08)	(0.01)	-	-
Total	(0.14)	0.08	0.02	0.09
Diluted income (loss) per share:
Continuing operations	(0.06)	0.09	0.02	0.09
Discontinued operations	(0.08)	(0.01)	-	-
Total	$(0.14)	$0.08	$0.02	$0.09

(in thousands of U.S.$, except per share data)	Three months ended December 31, 2005	Three months ended September 30, 2005	Three months ended June 30, 2005	Three months ended March 31, 2005
Total revenues	$43,846	$47,892	$52,231	$55,680
Operating income (loss)	(41,050)	20,815	22,132	29,431
Net income (loss) for the period from continuing operations	(42,720)	16,325	15,565	19,234
Net income (loss) for the period	(51,260)	15,925	15,320	18,828
Basic income (loss) per share:
Continuing operations	(0.51)	0.19	0.19	0.23
Discontinued operations	(0.10)	-	-	(0.01)
Total	$(0.61)	$0.19	$0.19	$0.22
Diluted income (loss) per share:
Continuing operations	(0.51)	0.19	0.18	0.23
Discontinued operations	(0.10)	-	-	(0.01)
Total	$(0.61)	$0.19	$0.18	$0.22

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, residence, office and principal occupation for the past five years of each of our directors and executive officers as of December 31, 2006.  Each director is elected by the shareholders at the annual general meeting and holds office until our first annual general meeting following the director’s election or appointment, unless his or her office is earlier vacated.  Each executive officer holds office at the pleasure of the Board of Directors.

Name and Residence	Position with the Company	Principal Occupations Within the Past Five Years
Directors:
David Howard (1)(2)(3) British Columbia, Canada	Director	Sept/02 to present – Chair, Angiotech; Mar/00 to present – Director, Angiotech; Aug/03 to July/05 – Chairperson, SCOLR, Inc.; May/00 to Aug/03 – President & CEO, SCOLR, Inc.;

Edward Brown(2)(3) California, U.S.A.	Director

Jun/04 to present – Director, Angiotech;

Jun/04 to present  – Managing Director and Co-founder of Healthcare Acquisition Investment Partners (Equity buyout fund focused on healthcare);

2000 to 2004 – Managing Director, Health Care Investment Banking, Credit Suisse First Boston;

Glen Nelson(3) Minnesota, U.S.A.	Director

Jun/04 to present – Director, Angiotech;

2002 to present – Chairman, GDN Holdings, LLC (Aviation, health services and medical devices);

1988 to 2002 – Vice Chairman, Medtronic Inc.;

1980 to 2002 – Director, Medtronic, Inc.

Greg Peet (2) British Columbia, Canada	Director

Oct/05 to present – Director, Angiotech;

Jul/04 to present – Independent Corporate Director;

Jul/02 to Jul/04 – Vice President and General Manager of McKesson Medical Imaging Group (medical imaging management);

Sep/92 to Jul/02 – President, Chief Executive Officer and Chairman, A.L.I. Technologies Inc. (medical image management)

Hartley T. Richardson (1) Manitoba, Canada	Director

July/02 to present – Director, Angiotech;

1998 to present – President & CEO, James Richardson & Sons, Limited (investment and holding company whose subsidiaries carry on business in grain, oil & gas, financial services and real estate industries)

Arthur Willms(1)(2) British Columbia, Canada	Director	Jun/04 to present – Director, Angiotech; 1983 to present – Director, Westcoast Energy Inc. (energy provider);

Executive Officers:

William L. Hunter, MD British Columbia, Canada	President, Chief Executive Officer, and Director	Sept/02 to present – President & CEO, Angiotech; Aug/98 to Sept/02 – Chairman & CEO, Angiotech; Nov/92 to present – Director, Angiotech

David M. Hall British Columbia, Canada	Chief Compliance Officer

Dec/05 to present – Chief Compliance Officer, Angiotech;

Mar/02 to Dec/05 – Chief Financial Officer, Corporate Secretary & Treasurer, Angiotech;

Jan/99 to Mar/02 – Senior Vice President, Finance, Corporate Secretary & Treasurer, Angiotech

K. Thomas Bailey Washington, U.S.A.	Chief Financial Officer

Dec/05 to present – Chief Financial Officer, Angiotech;

Jan/04 to Dec/05 – Vice President, Business Development, Angiotech;

Jan/03 to Jan/04 – Independent Consultant

Aug 97 to Dec/02 – Investment Banker, Credit Suisse First Boston and Donaldson, Lufkin & Jenrette

David D. McMasters, ESQ Washington, U.S.A.	Senior Vice President, Legal and General Counsel	Jan/04 to present –Senior Vice President, Legal and General Counsel, Angiotech; Dec/00 to Jan/04 – Vice President Intellectual Property & General Counsel, Angiotech

Gary Ingenito, MD, PhD British Columbia, Canada	Chief Clinical and Regulatory Affairs Officer

Dec/05 to present – Chief Clinical and Regulatory Affairs Officer, Senior Vice President, Product Development

Feb/05 to Dec/05 – Senior Vice President, Clinical and Regulatory Affairs, Angiotech;

Oct/03 to Jan/05 – Senior Vice President, SFBC International (drug development company);

1995 to 2003 – Chief Operating Officer, Otsuka Maryland Research Institute (clinical research and development company)

Rui Avelar, MD, CCFP, DIP SPORT MED British Columbia, Canada	Chief Medical Officer

Dec/05 to present – Chief Medical Officer, Angiotech

Jan/04 to Dec/05 – Senior Vice President, Medical Affairs and Communications, Angiotech;

Jan/03 to Jan/04 – Vice President, Medical Affairs and Communications, Angiotech;

Dec/01 to Jan/03 – Vice President, Investor Relations, Angiotech;

Sept/00 to Dec/01 – Biotechnology Analyst, Haywood Securities

Jeffrey P. Walker, MD British Columbia, Canada	Senior Vice President, Research and Development

May/06 to present – Senior Vice President of Research and Development, Angiotech;

2003 to May/06 - Vice President, Advanced Technology/New Ventures, Medtronic Vascular, Inc.

1996 to 2002, Vice President, Medical Research Department, Mirvant Pharmaceuticals

Notes:

(1)

Member of the Audit Committee

(2)

Member of the Compensation Committee.  Mr. Peet was appointed in March 2006.

(3)

Member of the Nominating and Governance Committee.

Directors and executive officers of our company beneficially owned, directly or indirectly, 1,224,872 common shares representing approximately 1.44% of the outstanding common shares as at December 31, 2006.

For each of the past ten years, none of our directors or executive officers has been a director or officer of another issuer which, while that person was acting in that capacity or within one year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, manager or trustee appointed to hold its assets other than with respect to Glen Nelson, who was an outside director of a small, private manufacturing company in Minnesota until his resignation in December 2003.  In August 2004, that company filed for U.S. bankruptcy court protection.  No penalties, damages or sanctions have been applied to Dr. Nelson with respect to that company.

CORPORATE GOVERNANCE

Good governance is an important factor in the effective operation of the Company. Shareholders expect, and are entitled to, a Board that capably represents their interests in overseeing management.  The Company’s Board of Directors currently consists of six independent members and one executive member. The role of chair is assumed by an independent director and is separate from the role of chief executive officer. Independent directors also chair the three committees of the Board.  Each Director brings unique experiences and skills in providing oversight and governance.  All committees consist of independent directors.

The Company’s Board is strongly committed to the corporate governance requirements of the Canadian and U.S. securities commissions and stock exchanges, including the U.S. Sarbanes-Oxley Act of 2002 and Canada’s National Instrument 58-101.  The Company considers these sources in reviewing and revising, where necessary, its corporate governance practices.

The Company believes that it meets or exceeds all applicable corporate governance requirements and will continue to be proactive in complying with new or evolving corporate governance standards. In 2005, the Company created the senior position of Chief Compliance Officer. The Chief Compliance Officer will oversee the Company’s efforts to ensure that it continues to meet or exceed all regulatory and corporate governance requirements.

The Board has overall responsibility for conduct of the business and affairs of the Company and discharges this responsibility both directly and through delegating certain authority to committees of the Board and to senior management of the Company.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management. The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Company's independent auditor is accountable to the Board of Directors and to the Audit Committee.  The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditors, and through the shareholders, to appoint, replace and compensate the independent auditors. The Audit Committee pre-approves all services provided by the Company’s independent auditor.

In 2002 we adopted codes of ethics for our Chief Executive Officer, Chief Financial Officer, directors and officers. These codes are available on our website at www.angiotech.com. During 2004 we also adopted codes of ethics for our employees.

More details on our corporate governance can be found at www.angiotech.com.

Audit Committee

The Audit Committee Charter is attached as “Schedule A” to this Annual Information Form and can also be found on our website at www.angiotech.com under the Corporate Governance section.

Our Audit Committee is comprised of the following independent and financially literate Directors:

Arthur Willms, Chairperson

David T. Howard

Hartley T. Richardson

Our board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Arthur Willms has been determined by the board to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and Board who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Relevant Education and Experience of Audit Committee Members

In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is described below:

Arthur Willms (Chair) is a retired President and Chief Operating Officer of Westcoast Energy Inc. where he held senior executive positions for 24 years.  Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Science Degree in Mathematics and a Masters Degree in Economics from the University of Calgary.  Mr. Willms is also a director of Westcoast Energy Inc., Pacific Northern Gas, Union Gas, Columbia Power Corp. and BC Lotteries Corp.

David T. Howard is Chairman of our Board of Directors. From August 2003 to July 2005, Mr. Howard was Chairman of the Board of SCOLR, Inc., a biopharmaceutical company located in Redmond, WA. From May 2000 to August 2003, Mr. Howard was President and CEO of SCOLR. Mr. Howard is a Director at Sembiosys Genetics Inc. in Calgary, AB and James Richardson International in Winnipeg, MB. Prior to this, he has served as President & Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris.

Hartley Richardson is the president of James Richardson & Sons, Limited, a private company founded in 1857 and headquartered in Winnipeg, Canada. James Richardson & Sons Ltd. is a diversified company that through its subsidiary James Richardson International, manages the largest privately owned network of grain facilities in Canada. Mr. Richardson also serves as a Director of MacDonald Dettwiler and Associates, Canadian Council of Chief Executives, Railpower Technologies, and the Business Council of Manitoba. Mr. Richardson’s other affiliations include The Carlyle Group Canadian Advisory Board, The Trilateral Commission, and the World Economic Forum Global Leaders of Tomorrow.

Pre-approval Policies and Procedures

It is within the mandate of the Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit tax related services, including tax compliance; the review of tax returns; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).  The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process. The independent auditors also present the estimate for the annual audit related services to the Committee for approval prior to undertaking the annual audit of the financial statements.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy that prohibits the Company from engaging auditors for “prohibited” categories of non-audit services and requires pre-approval by the Audit Committee, or its Chair, of audit services and other services within permissible categories of non-audit services.

Principal Accountant Fees and Service

The aggregate fees for professional services rendered by the independent auditors, PricewaterhouseCoopers LLP, for Angiotech and its subsidiaries for the year ending December 31, 2006 totalled $1,031,473, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2006
Audit Fees	$602,050
Audit - Related Fees	$65,123
Tax Fees	$146,384
All Other Fees	$217,914
TOTAL	$1,031,473

The aggregate fees for professional services rendered by Ernst & Young LLP, the independent auditors for years prior to 2006, for Angiotech and its subsidiaries for the year ending December 31, 2005 totalled $881,497, as detailed in the following table. All amounts are in U.S. dollars and have been converted from Canadian dollars using an average foreign exchange rate for the period indicated:

(in U.S. dollars)	Year Ended December 31, 2005
Audit Fees	$689,724
Audit - Related Fees	$53,349
Tax Fees	$138,424
All Other Fees	$-
TOTAL	$881,497

The nature of the services provided by PricewaterhouseCoopers LLP and Ernst & Young LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of the Registrant’s annual financial statements (including SOX section 404 internal control over financial reporting requirements), quarterly reviews of interim financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit - Related Fees

Audit related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  These current period services consisted of statutory audits of foreign subsidiaries. The prior year’s services consisted of statutory audit of foreign subsidiaries and review of the accounting treatment of license agreements.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

In 2006, “All Other Fees” relates to services in regards to the senior notes registration statement and floating rate notes offering circular. In 2005 no fees for services were incurred other than those described above under “Audit Fees,” “Audit Related Fees” and “Tax Fees”.

Governance and Nominating Committee

The Governance and Nominating Committee Charter is attached as “Schedule B” to this Annual Information Form and can also be found on our website at www.angiotech.com under the Corporate Governance section.

The Governance and Nominating Committee enhances corporate performance by assessing and making recommendations regarding board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors.  The Committee reviews and monitors our corporate governance policies and procedures and, where necessary, makes recommendations on improvements to senior management.

Compensation Committee

The Charter of the Compensation Committee is attached as Schedule “C” to this Annual Information Form and can also be found on our website at www.angiotech.com under the Corporate Governance section.

The Compensation Committee plans for the continuity of executive officers and other key employees.  The Committee also is responsible for our overall executive compensation plan to ensure it is competitive and motivating in order to attract, retain and inspire excellence in the performance of executive officers and other key employees, while taking into account the cost of executive compensation and interests of shareholders.

DESCRIPTION OF CAPITAL STRUCTURE

Shares

Our authorized share capital consists of 250,000,000 shares, divided into 200,000,000 common shares without par value, of which, as of March 28, 2007, 85,013,983 are issued and outstanding, and 50,000,000 Class I preference shares without par value, issuable in series, of which none is issued and outstanding.  Our Board of Directors is authorized to determine the rights and restrictions to be attached to each series of the Class I Preference shares upon issuance.  Certain conditions attached to financing indebtedness and the issuance of notes limit our ability to issue preference shares.

Holders of common shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of Class I Preference shares, the holders of common shares are entitled to receive on a proportionate basis such dividends as our Board of Directors may declare out of funds legally available for such dividends. In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the common shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders Class I Preference shares.

The common shares carry no pre-emptive or conversion rights other than rights granted to holders of common shares under the Shareholders Rights Plan implemented effective February 10, 1999 and ratified by the shareholders on March 16, 1999, re-adopted by our shareholders on March 5, 2002, and again on June 9, 2005. The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding common shares. The Shareholder Rights Plan provides our Board of Directors and shareholders with 60 days, which is longer than provided by applicable laws, to fully consider any unsolicited take-over bid without undue pressure, to allow our Board of Directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. If a bid is made to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding common shares, or is otherwise permitted by our Board of Directors, then the Shareholder Rights Plan will not affect the rights of shareholders. Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional common shares equal to 100% of their existing outstanding holdings at half the market price. Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution. The Plan has a term of nine years, subject to reconfirmation by the shareholders at the annual general meeting in 2008.

INDEBTEDNESS

The following is a summary of provisions relating to our indebtedness after the AMI acquisition completed on March 23, 2006. Following the AMI acquisition, AMI no longer has any outstanding debt.

(a)

Senior Floating Rate Notes

On December 11, 2006, the Company issued Floating Rate Notes due December 1, 2013 in the aggregate principal amount of $325 million.  The net proceeds from the issuance of the Floating Rate Notes and approximately $2.9 million in cash were used to repay the outstanding principal amount under our Senior Secured Term Loan Facility. The Floating Rate Notes bear interest at an annual rate of LIBOR (London Interbank Offered Rate) which is reset quarterly, plus 3.75%.  Interest is payable quarterly in arrears on March 1, June 1, September 1, and December 1 of each year through to maturity.  The Floating Rate Notes are unsecured senior obligations, are guaranteed by certain of the Company’s subsidiaries and rank equally in right of payment to all of the Company’s existing and future senior unsubordinated indebtedness.  The guarantees of its guarantor subsidiaries are unconditional, joint and several.  The Company has provided condensed consolidating guarantor financial information in its consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 (see note 22 of 2006 audited consolidated financial statements).

At any time prior to June 1, 2008, the Company may redeem up to 35% of the aggregate principal amount of the Floating Rate Notes at 100% of the principal amount plus a premium equal to the interest rate per annum applicable on the date the notice of redemption is given plus accrued and unpaid interest with the net cash proceeds of one or more public offerings of the Company’s equity securities. The Company may also choose to redeem the notes at any time prior to June 1, 2008 in whole or in part by paying a redemption price equal to the sum of:

(1)

100% of the principal amount of the Floating Rate Notes to be redeemed; plus

(2)

the applicable premium, being the greater of:

a.

1.0% of the principal amount of a note at such time; or

b.

the excess of the present value at such time of the redemption price of such note at June 1, 2008 plus any required interest payments due on such note through June 1, 2008 over the principal amount of the note.

On or after June 1, 2008, the Company may redeem all or a part of the Floating Rate Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the period beginning on the dates indicated below:

Year	Percentage %
June 1, 2008	104
December 1, 2008	103
December 1, 2009	102
December 1, 2010	101
December 1, 2011 and thereafter	100

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Floating Rate Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

In connection with the issuance of the unregistered Floating Rate Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company is required, on or prior to June 9, 2007, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the Securities Exchange Commission (“SEC”).  The registration statement was filed on March 8, 2007.

(b)   Senior Subordinated Notes

On March 23, 2006, the Company issued 7.75% Subordinated Notes due April 1, 2014 in the aggregate principal amount of $250 million.  The proceeds from the issuance of the Subordinated Notes along with the draw down under the term loan, which was repaid with the proceeds from the issue of the Floating Rate Notes, (see note 15(c) of 2006 audited consolidated financial statements) were used to fund the AMI acquisition.  Interest is payable semi-annually in arrears on April 1, and October 1, of each year through to maturity. The Subordinated Notes and related Note guarantees provided by the Company and certain of its subsidiaries are subordinated to senior indebtedness.  The Company has provided condensed consolidating guarantor financial information as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 (see note 22 of 2006 audited consolidated financial statements).

At any time prior to April 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the Subordinated Notes at 107.75% of the principal amount plus accrued and unpaid interest with the net cash proceeds of one or more offerings of the Company’s equity securities or convertible debt. The Company may also choose to redeem the Notes at any time prior to April 1, 2009, in whole or in part by paying a redemption price equal to the sum of:

(1)

100% of the principal amount of the Subordinated Notes to be redeemed; plus

(2)

the applicable premium, being the greater of:

a.

1.0% of the principal amount of a note at such time; or

b.

the excess of the present value at such time of the redemption price of such note at April 1, 2009 plus any required interest payments due on such note through April 1, 2009 over the principal amount of the Note.

On or after April 1, 2009, the Company may redeem all or a part of the Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

Year	Percentage %
2009	105.813
2010	103.875
2011	101.938
2012 and thereafter	100.000

In certain change of control situations, the Company is required to make an offer to purchase the then-outstanding Subordinated Notes at a price equal to 101% of their stated principal amount, plus accrued and unpaid interest to the applicable repurchase date, if any.

In connection with the issuance of the Subordinated Notes, the Company entered into a Registration Rights Agreement, pursuant to which the Company was required, on or prior to September 19, 2006, to file an exchange offer registration statement on an appropriate form under the Securities Act of 1933 with the SEC. The registration statement was filed on October 24, 2006 and was declared effective by the SEC on December 19, 2006.

(c)

Credit Facility

On March 23, 2006, the Company entered into a $425 million senior secured facility (the “Credit Facility”) which included a $350 million senior secured term loan (the “Term Loan”) maturing March 23, 2013 and a $75 million revolving senior secured credit facility maturing March 23, 2011. Borrowings under the Credit Facility were comprised of Eurodollar loans and Base Rate loans.  Eurodollar loans bore interest at an applicable rate based on the leverage ratio plus an adjusted LIBOR rate payable on the last day of the one, two or three month interest periods applicable to the borrowing.  Base Rate loans bore interest at an applicable rate based on the leverage ratio plus the greater of (a) the Prime Rate and (b) the Federal Funds Effective Rate plus 0.5% payable on the last business day of each calendar quarter.  The applicable rate for term loans ranged from 0.25% to 1.5% and the applicable rate for revolving loans ranged from 0% to 2%.

On December 11, 2006, the Company repaid the outstanding principal amount of the Term Loan of $319.9 million with the net proceeds from the Floating Rate Notes offering plus cash on hand and terminated the revolving credit commitment.

(d)

Covenants

Material covenants in the indentures governing the Subordinated Notes and Floating Rate Notes (the “Indentures”) specify maximum or permitted amounts for certain types of capital transactions and restrict, and under specified circumstances prohibit, the payment of dividends by the Company.  If the Subordinated Notes or Floating Rate Notes are rated investment grade and no event of default exists, certain covenants will no longer apply. Outstanding principal amounts and interest accrued and unpaid may become immediately due and payable upon the occurrence of events of default specified in the Indentures.  There are also certain limitations on asset sales and subsequent use of proceeds pursuant to the Indentures.  As of December 31, 2006, the Company was in compliance with all covenants and was not in breach of any provision of the Indentures governing the Subordinated Notes and Floating Rate Notes that would cause an event of default to occur.

RATINGS

The Floating Rate Notes are rated B1 by Moody’s Investors Service, Inc. (“Moody’s”) and B+ by Standard & Poor’s Corporation (“S&P”, together with Moody, the “Rating Agencies”).  The Subordinated Notes are rated B3 by Moody’s and B- by S&P.  Such ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the Rating Agencies.  In addition, a rating does not comment on the suitability of an investment for a particular investor.  Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  In addition, the review of the characteristics of the issue of securities as part of a rating encompasses a wide range of quantifiable and non-quantifiable factors related to the issuer and the guarantor.  The Rating Agencies have issued reports providing background information relating to the basis for their respective ratings of the Floating Rate Notes and the Subordinated Notes and we encourage you to review these reports.

Moody’s ratings for debt instruments range from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  According to the Moody’s rating system, debt securities rated B1, with a stable outlook, are considered speculative and are subject to high credit risk.  The addition of a 1, 2 or 3 modifier after the rating indicates the relative standing within a particular category.  The modifier “1” indicates that the obligation ranks in the higher end of its generic rating category and the modifier “3” indicates that the obligation ranks in the lower end of its generic rating category.

S&P’s ratings for debt instruments range from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P rating system, debt securities rated B+ are considered to be more vulnerable to nonpayment and have significant speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation.  Adverse business, financial or economic conditions likely will impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.  A “+” or “-” grade indicate the relative standing within a rating category.

MARKET FOR SECURITIES

Trading Price and Volume

Our common shares are publicly traded on the Toronto Stock Exchange under the trading symbol “ANP” and on the NASDAQ National Market under the trading symbol “ANPI”. The following table summarizes the high and low prices and trading volume for our common shares during Fiscal Year 2006. The prices listed below are in Canadian dollars for trading on the Toronto Stock Exchange and in U.S dollars for trading on the NASDAQ National Market.

Month/Year	Canadian Dollars (TSX)		U.S. Dollars (NASDAQ)		Trading Volume (TSX)	Trading Volume (NASDAQ)
	High	Low	High	Low
2006
January	$16.68	$13.57	$14.20	$11.86	181,800	623,800
February	19.29	15.40	16.80	13.24	312,900	980,600

March	19.00	16.95	16.48	14.62	225,400	619,800
April	17.53	15.87	15.39	13.76	156,600	424,500
May	16.87	15.19	15.37	13.60	178,500	342,400
June	15.62	12.78	14.19	11.34	264,400	516,300
July	13.90	12.45	12.32	10.99	192,700	337,800
August	13.95	11.56	12.39	10.25	298,700	360,200
September	13.54	9.50	12.22	8.47	217,800	474,700
October	10.97	9.45	9.81	8.36	498,000	563,900
November	10.80	9.00	9.45	8.00	656,000	531,100
December	10.12	9.15	8.80	7.98	518,800	455,000

LEGAL PROCEEDINGS

In connection with maintaining the value of our various intellectual property and exclusivity rights, we regularly evaluate the activities of others worldwide. Our success will depend, in part, on our ability to obtain patents, or licenses to patents, maintain trade secret protection and enforce our rights against others. Should it become necessary to protect those rights, we will pursue all cost-efficient strategies, including when appropriate negotiation or litigation in any relevant jurisdiction.

i)

At the European Patent Office (EPO), various patents either owned or licensed by or to the Company are in opposition proceedings. On January 25, 2005, the European Patent Office Opposition Division announced a favorable ruling and maintained the validity of our European Patent No. EP0706376 with various claims, including claims to stents coated with a composition of paclitaxel and a polymeric carrier. None of the original parties to the proceedings filed an Appeal of this decision. Two non-parties to the Opposition (Conor Medsystems and Sahajanand Medical Technologies Pvt. Ltd. (“SMT”)) subsequently submitted various documents to the European Patent Office, including Notices of Intervention and of Appeal. At an oral hearing held on March 14, 2007, the European Patent Office held that these Notices of Intervention and of Appeal were inadmissible. With respect to European Patent No. EP0711158 (which Angiotech licenses from the NIH) the European Patent Office has scheduled an Oral Hearing for October 25, 2007. The oppositions against European Patent Nos. EP0809515, EP0975340 and EP1155690 are at an early stage, with briefs being exchanged. On September 29, 2006 and October 4, 2006, oppositions were filed by three parties against European Patent No. EP1118325 (which Angiotech licenses from NIH), and the parties are waiting for the European Patent Office to take further action. Beginning on December 21, 2006, six parties filed oppositions to the grant of EP1407786, where Angiotech licenses this patent from Scimed Life Systems, Inc .The grant of European Patent No. EP0830100, which relates to our ePTFE vascular graft products, was opposed with an Oral Hearing conducted on September 28, 2006. At the end of the Hearing, the European Patent Office determined that an amended form of the patent was valid. The opponent appealed this decision.

ii)

On July 7, 2006, an Opposition was filed against our New Zealand Patent No. 523799, and we have indicated our intent to defend an amended form of this patent. On March 1, 2006, the Board of Appeals of the Japanese Patent Office issued a final order of revocation regarding certain claims of our Japanese Patent No. 3423317, directed to a stent coated with paclitaxel. Angiotech has appealed this decision to Japan’s Intellectual Property High Court, and a hearing was held on December 11, 2006. As a result of that hearing, Angiotech and the Japanese Patent Office were each asked to file an additional brief with the court, and the next hearing date was scheduled for April 17, 2007.

iii)

In February 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Conor Medsystems Inc. for patent infringement.  In November 2005, Conor MedSystems Inc. commenced a legal action in the Netherlands against the Company, asserting that the NL member of the EP0706376 patent is invalid and should be revoked.  Arguments in the Conor v. Angiotech litigation in the Netherlands were heard by the Court on October 27, 2006.  On January 17, 2007, the Court issued their Judgment, finding that the broadest claim in the patent was not valid, however a narrower claim was valid, and furthermore Conor’s CoStar stent was an infringement of this narrower claim. The Court requested that various submissions be made by April 18, 2007 in regard to potential claim amendments.

iv)

In February 2005, a claim was filed by Conor Medsystems, Inc. in a court in the United Kingdom alleging that one of the Company's U.K. stent patents is invalid and was seeking to have that patent revoked.  On February 24, 2006, a UK court ruled in favor of Conor, finding that Angiotech’s EP (UK) Hunter Patent was invalid.  Angiotech launched an appeal, which was heard on December 11-14, 2006.  On January 16, 2007, the Court of Appeals dismissed Angiotech’s appeal because it concluded that the trial court correctly found that the claimed invention was not patentable.  The Company filed a Petition with the House of Lords to request that the House of Lords overrule the lower court decision.

v)

On March 31, 2005, a claim was filed by Conor MedSystems Inc. in a court in Australia, alleging invalidity of three of the Company’s Australian patents.  This claim was set to be heard by the Court in February 2007, however in December 2006 Conor advised the Court that CoStar may be coming onto the Australia market.  Thereafter, the Court bifurcated the trial, agreeing to hear one issue (entitlement) on March 12-16, 2007, and all other issues at a second trial scheduled for September 17 through October 26, 2007. At the first trial on March 12, 2007, the Court determined that the issues would be heard jointly at the second trial.

vi)

In April 2005, the Company together with Boston Scientific Corporation commenced a legal action in the Netherlands against Sahajanand Medical Technologies Pvt. Ltd. for patent infringement.  The hearing was held in March 2006.  In May 2006, the Dutch court ruled in favor of Angiotech, finding that Angiotech’s EP (NL) Hunter patent was valid, and that SMT’s Infinnium stent was infringing that patent.  SMT has filed an appeal, and is currently enjoined from selling their stent in the Netherlands pending resolution of that appeal.

vii)

In December 2005, the Company together with Boston Scientific Corporation commenced a Preliminary Injunction Proceeding in the Netherlands against Biosensors International Group Ltd. and six related companies including Occam International BV, requesting a preliminary injunction.  In March 2006, a Dutch court ruled against Angiotech’s request for a preliminary injunction against Occam and its distributor.  An appeal was filed by Angiotech and may be heard late in 2007.

We intend to pursue and to defend vigorously any and all actions of third parties related to our extensive patent portfolio and pioneering technology. Any failure to obtain and protect intellectual property could adversely affect our business and our ability to operate could be hindered by the proprietary rights of others. The ultimate outcome of these oppositions and legal proceedings, including possible appeals, are uncertain at this time.

MATERIAL CONTRACTS

The following is a list of material contracts that we have entered into since January 1, 2002 outside of the ordinary course of business:

(1)

Distribution and License Agreement with Baxter Healthcare Corporation dated April 1, 2003, as amended, as described in the section titled “General Development of the Business – Acquisitions and Collaboration, License and Sales and Distribution Agreements”.

(2)

Manufacturing and Supply Agreement with Baxter Healthcare Corporation dated April 1, 2003, as amended, as described in the section titled “General Development of the Business – Acquisitions and Collaboration, License and Sales and Distribution Agreements”.

(3)

Agreement and Plan of Reorganization with Cohesion Technologies, Inc. dated September 27, 2002, as described in the section titled “General Development of the Business – Acquisitions and Collaboration, License and Sales and Distribution Agreements”.

(4)

Amendment dated September 24, 2004 between Angiotech Pharmaceuticals, Inc. and Cook Incorporated Modifying the July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated dated July 9, 1997, as amended, as described in the section titled “General Development of the Business – Acquisitions and Collaboration, License and Sales and Distribution Agreements”.

(5)

Amendment dated November 23, 2004 between Angiotech Pharmaceuticals, Inc. and Boston Scientific Corporation Modifying the July 9, 1997 License Agreement among Angiotech Pharmaceuticals, Inc., Boston Scientific Corporation and Cook Incorporated dated July 9, 1997, as amended, as described in the section titled “General Development of the Business – Acquisitions and Collaboration, License and Sales and Distribution Agreements”.

(6)

Research and License Agreement dated October 3, 2005 between Angiotech Pharmaceuticals, Inc. and CombinatoRx, Incorporated, as described in the section titled “General Development of the Business – Acquisitions and Collaboration, License and Sales and Distribution Agreements”.

(7)

Series E Convertible Preferred Stock Purchase Agreement dated October 3, 2005 between Angiotech Pharmaceuticals, Inc. and CombinatorX, Inc.

(8)

Stock Purchase Agreement dated January 31, 2006, as amended March 23, 2006, between Angiotech Pharmaceuticals (US), Inc. and American Medical Instruments Holdings, Inc., as described in the section titled “General Development of the Business – Acquisitions and Collaboration, License and Sales and Distribution Agreements”.

(9)

Credit Agreement dated March 23, 2006 among Angiotech Pharmaceuticals, Inc., Angiotech Pharmaceuticals (US), Inc., certain subsidiaries of the Company, Credit Suisse Securities (USA) LLC as Administrative Agent and certain others, as described in the section titled “Indebtedness”.

(10)

Purchase Agreement dated March 16, 2006 among Angiotech Pharmaceuticals, Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which the purchasers acquired the Subordinated Notes.

(11)

Indenture dated March 23, 2006 among Angiotech Pharmaceuticals, Inc., certain of its subsidiaries and Wells Fargo Bank, N.A. as described in the section titled “Indebtedness”.

(12)

Registration Rights Agreement dated March 23, 2006 among Angiotech Pharmaceuticals, Inc., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as described in the section titled “Indebtedness”.

(13)

Indenture dated December 11, 2006 among Angiotech Pharmaceuticals, Inc., certain of its subsidiaries and Wells Fargo Bank, N.A. as described in the section titled “Indebtedness”.

(14)

Registration Rights Agreement dated December 11, 2006 among Angiotech Pharmaceuticals, Inc., Credit Suisse Securities (USA) LLC, Banc Of America Securities LLC and BMO Capital Markets Corp., as described in the section titled “Indebtedness”.

(15)

Purchase Agreement dated November 30, 2006 among Angiotech Pharmaceuticals, Inc., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and BMO Capital Markets Corp., pursuant to which the purchasers acquired the Floating Rate Notes.

TRANSFER AGENT & REGISTRAR

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia and in the U.S. is Computershare Trust Company, Inc. 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado. These offices and the principal offices of Computershare Investor Services Inc. in the city of Toronto can effect transfers and make deliveries of certificates for common shares.

EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors' report dated February 21, 2007 in respect of the Company's consolidated financial statements with accompanying notes as at and for the year ended December 31, 2006 and the Company's internal control over financial reporting and management's assessment thereof as at December 31, 2006.  PricewaterhouseCoopers LLP has advised us that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Information Form that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this prospectus to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of AMI; our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC. For a more thorough discussion of the risks associated with our business, see the “Risk Factors” section in this Annual Information Form.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this Annual Information Form to reflect future results, events or developments.

.

ADDITIONAL INFORMATION

Additional information relating to us may be found on SEDAR at www.sedar.com and additional financial information is provided in our Consolidated Financial Statements and Management’s Discussion and Analysis dated February 21, 2007 for the year ended December 31, 2006 and the Auditors’ Report to the Shareholders, which are hereby incorporated by reference.  In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, our shareholders may elect annually to receive annual or interim corporate mailings, including annual or interim financial statements of the Corporation and related Management’s Discussion and Analysis, if they so request.  Shareholders wishing to receive these mailings should complete the appropriate request form included with their annual shareholders’ meeting materials.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our issued shares and options to purchase our shares, if applicable, is contained in our information circular issued in connection with the annual general meeting of shareholders held June 8, 2006 and our information circular to be issued for the shareholders’ meeting to be held on June 7, 2007.  Copies of all of those documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and may be obtained upon request from the Corporate Secretary, Angiotech Pharmaceuticals, Inc., 1618 Station Street, Vancouver, British Columbia, V6A 1B6 (telephone (604) 221-7676; facsimile: (604) 221-2330).

SCHEDULE A

Audit Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

PURPOSE AND AUTHORITY

The purpose of the Audit Committee (the “Committee”) is to oversee the accounting and financial reporting processes of the Company and the audits of its financial statements, and thereby assist the Board of Directors (the “Board”) in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) the performance and independence of the Company's independent auditors, and (4) performance of the Company’s internal controls and financial reporting process. The Committee performs such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board.

The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.  In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.  The Committee has the power to create specific sub-committees with all of the power to conduct or authorize investigations into any matters within the scope of the mandate of the sub-committee, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors.  In particular, the Committee may delegate to one or more independent Committee members the authority to pre-approve non-audit services provided that the pre-approval is presented to the Committee at the first scheduled meeting following such pre-approval.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Committee, who, as representatives of the Company's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, appoint and replace the independent auditor, and to determine appropriate compensation for the independent auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management.  The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

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MEMBERSHIP AND ORGANIZATION

Membership

1.

The Committee shall consist of a minimum of three members of the Board, appointed annually, each of whom is affirmatively confirmed as independent by the Board, with such affirmation disclosed in the Company’s annual Information Circular.

2.

A member of the Committee may be replaced at any time by the Board and will cease to be a member upon ceasing to be a Director of the Company.

3.

The Board will elect, by a majority vote, one member as chairperson of the Committee.

4.

The Committee will appoint its own secretary who need not be a Director of the board.

5.

Each member of the Committee will meet all independence and financial literacy requirements of The Toronto Stock Exchange, the independence requirements of the NASDAQ Stock Market (which includes meeting the definition of “independent director” under the NASDAQ Rules), and the independence criteria of the U.S. Security and Exchange Commission’s (the “SEC”) Rules.

6.

Each member of the Committee shall be able to read and understand fundamental financial statements, including balance sheets, income statements, and cash flow statements.

7.

At least one member of the Committee will be an audit committee financial expert as defined by the applicable rules set out by the SEC or any other applicable regulatory authority.

8.

No director who has participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years will be eligible for membership on the Committee.

9.

Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board who will consider and assess that member’s ability to be effective on the Committee.

10.

A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

Committee Meetings

1.

The Committee will meet at least quarterly or more often as may be deemed necessary or appropriate in its judgment, either in person or telephonically.

2.

The Committee will meet with the independent auditor and the internal auditor at least quarterly, either in person or telephonically.

3.

Meetings may be requested by any member of the Committee, Chief Executive Officer (CEO), Chief Compliance Officer (CCO), Chief Financial Officer (CFO), VP, Finance & Accounting, Corporate Controller, the independent auditors or the internal auditors.

4.

The independent auditor will be notified of every Committee meeting and be permitted to appear and speak at those meetings.

5.

The Committee will keep minutes of its meetings which will be provided to the Board.

6.

The Committee will report its actions to the Board along with such recommendations as the Committee may deem appropriate.

7.

A majority of the members of the Committee shall constitute a quorum.

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DUTIES & RESPONSIBILITIES

Independent Auditor

The independent auditor reports directly to the Committee and the Committee and the Board have the authority to replace the independent auditor.  With respect to its oversight of the independent auditor, the Committee shall:

1.

Annually appoint the independent auditor to be proposed for shareholder approval.

2.

Approve the compensation of the independent auditor.

3.

Review with the independent auditor, the audit scope and plan of the independent auditor.

4.

Evaluate the performance of the independent auditor and, if so determined by the Committee, replace the independent auditor.

5.

Approve permissible non-audit services of the independent auditor and establish policies and procedures for their engagement for such services and to ensure that the independent auditor is not engaged to perform any activities prohibited by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company’s shares are traded, including:

a.

Bookkeeping or other services related to accounting records or financial statements of the Company;

b.

Financial information systems design and implementation consulting services;

c.

Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;

d.

Actuarial services;

e.

Internal audit outsourcing services;

f.

Any management or human resources function;

g.

Broker, dealer, investment advisor, or investment banking services;

h.

Legal services;

i.

Expert services unrelated to the auditing service; and

j.

Any other service the Board determines is not permitted.

6.

Ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company as a senior officer, including Corporate Controller, until at least 3 years after the end of either the affiliation or the auditing relationship.

7.

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

a.

Ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

b.

Reviewing with the independent auditor any relationships or services provided to the Company, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

c.

As necessary, taking, or recommending that the Board take, other appropriate actions to oversee the independence of the independent auditor.

8.

Ensure that the audit partner rotation requirements are met.

9.

Confirm with management and the independent auditor that no restrictions are placed on the scope of the auditors’ review and examination of the Company’s accounts.

10.

Discuss in private with the independent auditor matters affecting the conduct of their audit and other corporate matters.

11.

Review and discuss with management and the independent auditor at the completion of its examination, any serious difficulties or disputes with management encountered during the course of the audit or review.

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Financial Information Review Process

In connection with the review of the annual audited financial statements, interim financial statements, MD&A, press releases or other financial disclosure, the Committee, as applicable, shall:

1.

Review and discuss with management and the independent auditor at the completion of its annual audit and interim reviews:

a)

The Company's audited annual or reviewed interim financial statements and related notes and the Company’s accompanying MD&A;

b)

 Review the independent auditor's report concerning the matters required to be discussed by Statement on Auditing Standards No. 61, CICA Handbook Section 5751 or SEC Rule 2-07, as the same may be modified or supplemented from time to time;

c)

The appropriateness of the presentation of any non-GAAP related financial information;

d)

The adequacy of the Company's internal accounting and financial controls that management and the Board have established and the effectiveness of those systems;

e)

Financial statement effects of significant transactions and other complex accounting issues;

f)

The accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports;

g)

Any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies;

h)

The management letter delivered by the independent auditor in connection with the audit;

2.

Approve and recommend to the Board that the audited annual financial statements and MD&A be approved by the Board prior to public disclosure;

3.

Approve interim financial statements and MD&A prior to public disclosure;

4.

Review with the Company's General Counsel, litigation and other legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters;

5.

Review financial press releases and earnings guidance;

6.

Review and approve all financial disclosure contained in filings with the Canadian provincial securities commissions and the SEC;

7.

Review representation letters provided by management to the independent auditor;

8.

Review minutes of all Disclosure Committee meetings of the Company; and

9.

Review the process for certification of the interim and annual financial statements by the CEO and the CFO and the certifications made by the CEO and CFO.

Corporate compliance, Internal Controls & Internal Audit

With respect to the oversight of the financial compliance, internal controls and internal audit activities, the Committee shall:

1.

Annually review the activities, resources and scope of the Corporate Compliance function and its internal audit and other compliance activities;

2.

Ensure that the Corporate Compliance function has unrestricted access to all functions, records, property and personnel within the Company;

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3.

Review significant internal audit findings and recommendations and monitor management’s progress against action plans for remediation;

4.

Meet separately with the Chief Compliance Officer or Manager, Financial Compliance (or individuals performing the internal audit function) to discuss matters the Committee or the Corporate Compliance function believes should be discussed in private;

5.

Review any reportable conditions, material weakness in internal controls and any fraud and illegal acts involving management or other  employees who have a significant role in the company’s internal control and significant deficiencies affecting internal control; and

6.

Review any issues including any difficulties encountered during any internal audit activities.

7.

Review, monitor and report on the company’s adherence to SOX legislation and Canadian Multilateral Instruments 52-109 and 52-111.

8.

Quarterly, or as necessary, review key financial ratio and risk factors provided to the Board of Directors at the regular quarterly Board meetings and where appropriate, recommend changes to measured ratios and risks factors.

Accountability

1.

At least annually, the Committee will review and evaluate the performance of the Committee and its members and report its findings to the Board.

2.

The Committee will annually review and reassess the adequacy of the Committee’s Charter and recommend any proposed changes to the Board for approval.

3.

The Committee shall review and approve any Audit Committee disclosures required by securities regulators contained in the Company’s disclosure documents.

Other Duties & Responsibilities

The Committee shall:

1.

Annually review a procedure through which employees and others can inform the Committee regarding any concerns about the Company’s accounting, internal accounting controls or auditing matters.  The procedure shall include responding to and keeping of records of, any such complaints;

2.

Review at least annually, the program established by management to monitor compliance with the Company’s code of ethics policy;

3.

Review and approve all related party transactions in excess of $60,000;

4.

Arrange and review results of an annual audit of the expense reports of the Chairman of the Board and the CEO’s expense accounts;

5.

Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

6.

Assess risk areas and policies to manage risk including, without limitation, environmental risk, insurance coverage and other areas as determined by the Board from time to time;

7.

Review the appointment of the Chief Financial Officer, Chief Compliance Officer and any other senior financial executives involved in the financial reporting process; and

8.

Review and discuss with management, and approve changes to, the Company's Corporate Treasury Policy.

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Committee Timetable

DUTIDUTIES & RESPONSIBILITIES	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Independent Auditor
1 Appoint Independent Auditor for Shareholder Approval			✓
2 Approve Independent Auditor Compensation												✓
3 Review Audit Scope & Plan												✓
4 Review Performance of Independent Auditor		✓
5 Approve Non-audit Services of Independent Auditor	As Required
6 Confirm New Senior Officers Not Affiliated with Independent Auditor Prior to Hiring	As Required
7 Confirm Independence of Independent Auditor												✓
8 Ensure Audit Partner Rotation Requirements are Met												✓
9 Confirm Unrestricted Scope of Independent Auditor’s Review		✓		✓			✓			✓
10 Discuss Matters Affecting the Conduct of the Independent Auditor, Audit and other Corporate Matters Privately		✓		✓			✓			✓
11 Review and Discuss Difficulties or Disputes Between Independent Auditor & Management		✓		✓			✓			✓
Financial Information Review Process
1 Review and Discuss with Management and the Independent Auditor at the Completion of Annual Audit or Interim Review:
a) Financial Statements and MD&A		✓		✓			✓			✓
b) Independent Auditor’s Report		✓		✓			✓			✓
c) Non-GAAP Related Financial Information		✓		✓			✓			✓
d) Adequacy and Effectives of Internal Controls		✓
e) Significant Transaction/Complex Accounting Issues		✓		✓			✓			✓
f) Critical Accounting Policies and Significant Changes		✓		✓			✓			✓
g) Material Issues Raised by Regulators/Gov Agencies or Employees		✓		✓			✓			✓
h) Management Letter		✓
2 Approve Audited Financial Statements and MD&A; Recommend to Board for Approval		✓
3 Approve Interim Financial Statements and MD&A prior to Disclosure				✓			✓			✓
4 Review Litigation and Other Legal Matters with Company’s General Counsel		✓		✓			✓			✓
5 Review Financial Press Releases and Earnings Guidance		✓		✓			✓			✓
6 Review Financial Disclosure in Filings; Recommend that Board Approve Disclosure			✓

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DUTIDUTIES & RESPONSIBILITIES	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
7 Review Independent Auditor’s Representation Letter												✓
8 Review Disclosure Committee Minutes		✓		✓			✓			✓
9 Review Certification Process and Financial Statements Certifications of CEO & CFO		✓
Internal Audit Function
1 Review Activities, Resources and Scope of Internal Audit Function												✓
2 Ensure Internal Audit Function has Unrestricted Access to All Functions, Records, Property and Personnel Within the Company		✓		✓			✓			✓
3 Review Significant Audit Findings and Recommendations and Monitor Management’s Progress with Remediation		✓		✓			✓			✓
4 Meet with Internal Auditor Separately		✓		✓			✓			✓
5 Review Reportable Conditions, Material Weakness and Fraud		✓		✓			✓			✓
6 Review Any Issues Including any Difficulties Encountered by the Internal Audit Function		✓		✓			✓			✓
7 Review, monitor and report on the company’s adherence to SOX legislation and Canadian Multilateral Instruments 52-109 and 52-111		✓		✓			✓			✓
Accountability
1 Review Committee Performance and Report to Board												✓
2 Review of Committee Charter												✓
3 Review and Approve Required Committee Regulatory Disclosures			✓
Other Duties & Responsibilities
1 Adopt and Review Procedure for Whistleblower Policy												✓
2 Review Program for Monitoring Compliance to Company’s Code of Ethics												✓
3 Review and Approve Related Party Transactions over $60,000	As Required
4 Review Audit of Expense Reports for Board Chair and CEO												✓
5 Review Company’s Major Financial Risk Exposures										✓
6 Assess Risk Areas and Risk Management Policies										✓
7 Review Appointment of Senior Financial Management	As Required
8 Review and Approve Changes to Company’s Corporate Treasury Policy		✓		✓			✓			✓

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SCHEDULE B

Governance and Nominating Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The purpose of the Governance and Nominating Committee (Committee) is to assist the Board of Directors to (1) review on an annual basis the corporate governance policies and procedures of the Company, (2) ensure the Board is comprised of suitable directors, (3) identify new individuals qualified to serve on the Board of Directors, (4) select the Board nominees for each annual meeting of the Company, and (5) evaluate the performance of the Board and the adherence by each of the Audit, Compensation and Governance and Nominating Committees of the Board of Directors to their respective charters.

MEMBERSHIP

The membership of the Governance and Nominating Committee shall be as follows:

1.

The Committee shall consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company's annual Information Circular.

2.

The membership of the Committee shall meet all independence requirements of the Toronto Stock Exchange and the requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company.

3.

Membership qualification should include familiarity with good corporate governance and relevant experience in assessing potential Board candidates.

4.

The Board shall elect, by a majority vote, one member as Chairperson.

5.

A member of the Committee may be removed and replaced by the Board of Directors by a majority vote of one.

6.

A member of the Committee will cease to be a member of the Committee when such member ceases to be a Director of the Company.

7.

Any vacancy on the Committee shall be filled by election of an existing Board member by a majority vote of one.

8.

When and if there is a vacancy during a Committee meeting, the remaining Committee members shall continue to exercise all their duties as long as a simple majority (quorum) of Committee Members remain in office.

9.

A Committee member shall hold office until such time as their term as a Director ends or in the case of leaving the Committee, their successor on the Committee is duly appointed.

10.

A member of the Committee may not, other than in his or her capacity as a member of the Governance and Nominating Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company.

EX OFFICIO MEMBERS & MANAGEMENT ATTENDANCE

The Committee may invite, at its discretion, non-Committee Members to any of its meetings.  Executives of the Company, if formally invited, must attend a Committee meeting.  The independent Chairperson of the Board, or where the Chair is not independent then the Lead Director, is also entitled to attend Committee meetings as an observer.

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RESPONSIBILITIES

The responsibilities of the Nominating and Governance Committee shall be as follows:

1.

Meetings

a.

Meet as often as may be deemed necessary or appropriate in its judgement but not less than once a year, either in person or telephonically, with its Chairperson to set and circulate an agenda prior to meeting.

b.

The Chairperson of the Committee may also call meetings at the request of any member of the Committee, the Board Chair, Lead Director (when there is such a Designated Board Member) or the Chief Executive Officer.

c.

Notice of the time and place of each meeting of the Committee shall be given to each Committee Member by telephone and email not less than 48 hours in advance or by mail not less than four days and, subject to the requirements of applicable law, need not specify the purpose or business of the meeting.  Meetings may also be duly constituted at any time if all of the Committee Members have waived or are deemed to have waived proper notice of the Committee meeting.

d.

The Chairperson of the Committee is charged with establishing the agenda and where possible, circulating any relevant materials prior to the meeting.

e.

A Committee quorum is deemed to be a simple majority of Committee Members.

f.

The Committee shall appoint a Member to act as secretary of the Committee.

g.

Minutes of the Committee meetings are to be taken and once ratified by the Committee Members, circulated to all other Board directors on a timely basis.

h.

The Committee may exercise its powers at a meeting where a quorum is present or by consent resolution in writing signed by all members of the Committee.

i.

Where the Chairperson is absent, the Committee may designate for the purpose of the meeting, one of its Members present to act as a Chairperson.

Reporting Responsibilities

1.

Report Committee actions to the Board of Directors and forward such recommendations as the Committee may deem appropriate for Board action.

Charter Evaluations

1.

Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

2.

Annually, or as necessary, review and recommend to the Board where necessary, changes to the Audit Committee Charter.

3.

Annually, or as necessary, review and recommend to the Board where necessary, changes to the Compensation Committee Charter.

4.

Annually, or as necessary, review and recommend to the Board where necessary, changes to the Charter of Director Governance & Expectations.

Legal Responsibilities

1.

Perform such functions as may be assigned by law, by the Company's certificate of incorporation, memorandum, articles or similar documents, or by the Board of Directors.

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Board Nominations

1.

Annually, or as necessary, identify the characteristics and skills required by the Board to meet current and anticipated future requirements to meet the Board of Directors mandate.

2.

Maintain a current Directors skill matrix measured against needs of the Company.

3.

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees for election to the Board of Directors at each annual general meeting.

4.

Recommend to the Board, directors for appointment to its committees and, as appropriate, recommend removal of directors from Board committees.

5.

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees to fill vacancies on the Board of Directors between annual general meetings.

6.

Ensure that there is a process in place for the orientation and education of any new directors.

Director Assessment

1.

Conduct an annual evaluation of the performance of the Board, including individual Directors, and oversee the functioning of the Board of Directors, including the orientation and integration of new members of the Board of Directors.

2.

Maintain a record of Board and Committee attendance for the purposes of annual disclosure in the Company’s annual proxy.

Committee Assessment

1.

Annually, or as necessary, review and recommend to the Board where necessary, changes to the terms of reference and the charters of each of the Board of Director committees.

Corporate Governance Guidelines and Independence

1.

Annually, or as necessary, review and recommend to the Board changes to the mandate of the Board of Directors.

2.

Annually, or as necessary, review and recommend to the Board changes to Securities Trading Policy.  Confirm adherence to Policy.

3.

Annually, or as necessary, review and recommend to the Board changes to the corporate governance guidelines as appropriate, including such recommendations as are desirable or necessary to permit the Board of Directors to function independently of management, including the appointment of a committee of independent Directors to allow for an opportunity to discuss the affairs of the Company in the absence of management.

4.

Annually, or as necessary, confirm Company’s adherence to regulatory compliance as it relates to the governance and nominating committee structure and activities.

5.

Annually, or as necessary, review and recommend to the Board as appropriate, any changes to the Code of Ethics and Business Conduct.

6.

Annually, or as necessary, confirm that proper procedures are in place for the Board to meet its obligations for overseeing the strategic direction of the Company.

7.

Annually, or as necessary, confirm the Company has appropriate investor relations and public relations and procedures in place for the monitoring of the shareholders, including measures to capture concerns and feedback.

8.

Annually, or as necessary, review the Company’s Disclosure Committee Charter against regulatory standards.  Confirm Disclosure Committee’s operations as mandated.

- x -

Relationship Management

1.

Oversee the relationship between management and the Board of Directors and to recommend improvements in such relationship to the Board of Directors.

2.

Review periodically compliance with and enforcement of corporate governance guidelines and codes of ethics by the Company's senior executives.

3.

Recommend to the Board as appropriate and oversee the conduct of any internal investigations of the conduct of senior executives of the Company other than an investigation commenced by the Audit Committee within the scope of the Audit Committee's responsibilities.

4.

Review annually, or as necessary, the status of the Company’s on going senior management succession planning process.  Report to the Board any recommended changes to the process.

5.

Approve any waiver of the Company’s Code of Ethics and Business Conduct.

Annual Structural Reviews and Recommendations

1.

Review the size and composition of the Board of Directors and Committee structure/function, with a view to promoting effectiveness and efficiency.

2.

Review the committees of the Board of Directors, their charters, mandates and responsibilities and the allocation of Directors to the committees.

3.

Review the compensation of the Directors in light of time commitments, comparative fees, risks and responsibilities.

4.

Review the directorships and other positions held by the Company's Directors and Officers in other organizations.

5.

Review the Chairperson of the Board and the appropriateness of the duties and responsibilities of the Chairperson of the Board.

General

1.

Undertake such other initiatives as are needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders.

2.

Ensure that Directors have access to all Company records that are deemed necessary by the Board and its Committees for the performance of their duties.

3.

Ensure that continuing director and governance education opportunities are available to all directors.

4.

Engage search firms, independent counsel and other advisers as the Committee determines necessary to carry out its responsibilities, and approve the fees and terms thereof.

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SCHEDULE C

Compensation Committee Charter

ANGIOTECH PHARMACEUTICALS, INC.

GENERAL FUNCTION, AUTHORITY AND ROLE

The purpose of the Compensation Committee is to assist the Board in establishing and reviewing compensation arrangements for the Company’s executive officers.

Membership

The membership of the Compensation Committee is as follows:

1.

The Compensation Committee consists of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed as independent by the Board of Directors, with such affirmation disclosed in the Company's annual Information Circular.

2.

The membership of the Committee shall meet all independence requirements of the Toronto Stock Exchange and the requirements of such other securities exchange or quotation system or regulatory agency as may from time to time apply to the Company.

3.

The Board will elect, by a majority vote, one member as chairperson.

4.

The Chief Executive Officer of Angiotech Pharmaceuticals, Inc. will serve as an ex officio non-voting member of the Committee.

5.

A member of the Compensation Committee may not, other than in his or her capacity as a member of the Compensation Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

Responsibilities

The responsibilities of the Compensation Committee are as follows:

1.

Meetings

a.

The Committee will meet at least once a year, on a day determined by the Chairman of the Committee, or as often as a majority of the Committee deems necessary to deal with the compensation issues of the Company’s executive officers.

- xii -

Reporting Responsibilities

1.

Provide to the Board proper Committee minutes.

2.

Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

3.

Deliver an annual report to the Company's shareholders on executive compensation.

Committee and Charter Evaluation

1.

At least annually, evaluate the performance of the Committee, review and reassess this charter and, as appropriate, recommend changes to the Board of Directors for approval.

Policies and Corporate Goals and Performance

1.

Develop and periodically review compensation policies and practices applicable to executive officers, including the criteria upon which executive compensation is based, the specific relationship of corporate performance to executive compensation and the composition in terms of base salary, deferred compensation and incentive or equity-based compensation and other benefits.

2.

Review and approve corporate goals and objectives relevant to the compensation of the Company’s Chief Executive Officer and other executive officers;

3.

Evaluate the performance of the CEO and other executive officers in light of the approved corporate goals and objectives.

Independent Services

1.

If deemed necessary, upon the approval of the Board of Directors, engage independent services for the provision of appropriate industry compensation data and trends.

Compensation of Executive Officers and Chairman of the Board

1.

Determine the salary and benefits of the executive officers and Chairman of the Board, subject to the terms of existing contractual arrangements.

- xiii -

General Compensation

1.

Based on recommendations of the Chief Executive Officer, determine the general compensation structure and policies and programs for the Company such that the Company is able to award, attract and hold key personnel.

2.

Administer the Company's stock option plan (and other equity-based plans) and determine their use, from time to time, as a form of incentive compensation for service providers.

3.

Determine and recommend any other incentive/compensation plan from time to time.

4.

Review and make recommendations to the Board of Directors on issues that arise in relation to any employment contract in force from time to time.

5.

Review annually all other benefits programs for salaried personnel.

6.

Review and approve severance arrangements for executive officers.

- xiv -